Annual Report 1998



Contents
	3       Summary
	4       Letter to Shareholders and Employees
	6       The Market
	8       Autoliv's Safety Systems

	10      Airbags

	12      Seat Belts

	14      Research and Development

	16      Autoliv in the World
	18      Organization; Environmental and Quality Control

Financial Information Pro Forma (Unaudited)

19      Management's Discussion and Analysis
	21      Condensed Consolidated Statement of Income
	21      Selected Cash Flow Items
	22      Condensed Consolidated Balance Sheet
	23      Quarterly Financial Information

Financial Statements of Autoliv Inc.

24      Management's Discussion and Analysis
	28      Consolidated Statement of Income
	29      Consolidated Balance Sheet
	30      Consolidated Statements of Cash Flows
	31      Notes to the Consolidated Financial Statements
	40      Report of Independent Auditors

41      Addresses
	44      Board of Directors and Management
	46      Selected Financial Data and Definitions
	47      Shareholder Information


Autoliv Inc. is the world's largest automotive safety supplier with sales to all the leading car manufacturers in the world. The Company develops and manufactures airbags, seat belts, safety electronics, steering wheels, anti-whiplash systems, seat components and child seats.
Autoliv has over 60 subsidiaries and joint ventures with more than 20,000 employees in 28 vehicle-producing countries.
In addition, Autoliv has eight technical centers around the world and 19 crash test tracks
- more than any other automotive safety supplier.

Autoliv's shares are listed on the New York Stock Exchange (NYSE: ALV), its Swedish Depositary Receipts on the Stockholm Stock Exchange
(SSE: ALIV) and its stock options on the Chicago Board Options Exchange (CBOE: ALV).


Summary

Record sales and earnings.

Introduction of the Inflatable Curtain with record order intake for this new side airbag.

Introduction of the world's first Anti-Whiplash Seat.

Launch of the world's first airbag for lower limbs.

Strengthening of Autoliv's position in electronics by acquisitions of 100% of the joint ventures with Nokia and Sagem.

Strengthening of Autoliv's position in Japan with the addition of an airbag plant, a technical center and a joint venture for inflators.

Advancing Autoliv's position in North America by adding a plant for steering wheels and a plant for one-piece woven airbag cushions.

Increasing Autoliv's share holdings in joint ventures in the Philippines, South Africa, Thailand and Turkey.

New President & CEO.

	  [GRAPH]

	   NET SALES US $ MILLION
1996*      3,204
1997*      3,257     +2%
1998       3,489     +7%

	   EARNINGS PER SHARE US $

1996*       1.69
1997*       1.81     +7%
1998        1.84     +2%

* Pro Forma due to merger on May, 1997

                                       3.


Letter to the Shareholders and Employees

1998 marks the year when Autoliv became the global sales leader in its industry in addition to being the technology leader which Autoliv has been for many years.

Sales rose to almost $3.5 billion, an increase of 7% compared to 5% for the total world market. Net income improved by 2% to $188 million and earnings per share to $1.84, despite the fact that R&D expenses rose by 15%
-  twice as fast as revenues.
Behind these achievements lies a consistent adherence to Autoliv's strategy which is to:

- Expand globally
- Expand product lines
- Continue to reduce costs
- Achieve excellence in quality.

GLOBAL EXPANSION
During 1998, we advanced Autoliv's positions in many important markets.
In Japan, Autoliv acquired an airbag assembly company, started construction of a technical center and formed a joint venture for manufacturing airbag inflators. Currently, Autoliv's sales in Japan consist predominantly of imported inflators, but with these substantial undertakings we will be in a good position to widen Autoliv's sales to other product areas and to improve Autoliv's global service to the Japanese car industry. A number of new contracts has also been secured during 1998, which will generate substantial sales starting in 2002.

In South America, an airbag and seat belt plant was completed in Brazil. Immediately thereafter the second expansion phase began with the construction of a seat belt webbing plant. We now have secured orders from Daimler/Chrysler, GM, Renault and Volkswagen/Audi, besides the additional business we have received from Ford, our original customer in Brazil. A new, larger plant for Autoliv Argentina, which will replace the existing factory, is also under construction.

In North America, we opened a plant for steering wheels. In less than two years, this plant in Indiana should account for some 10% of the annual steering wheel demand in North America from the U.S. car manufacturers.
In order to meet the increasing demand in North America for Autoliv's products, we will also, start to expand Autoliv's plant in Mexico in 1999.
In Europe, we are currently adding manufacturing capacity by building new plants in Poland, Turkey and Romania. The two latter facilities will also replace the existing factories in Istanbul and Brasov, respectively. Initially, the plant in Poland will be a supplier and a subcontractor to Autoliv's companies in other European countries, but the factory should also provide entry to the country's rapidly expanding automotive industry. Furthermore, we have increased Autoliv's holdings in the joint ventures in the Philippines, Turkey and Thailand to 75%, 90% and 85%, respectively, and we have made the joint venture in South Africa wholly-owned.
To serve its customers, Autoliv has established manufacturing and technical resources for automotive safety in more countries than other automotive suppliers. With the current undertakings this leadership position is likely to increase.

PRODUCT EXPANSION
1998 saw the introduction of one of the most important new automotive safety products ever as Autoliv's Inflatable Curtain was launched in cooperation with Volvo and Mercedes. The product is the result of Autoliv's extensive research since 1989 in side-impact protection. Judging from our order intake, this product will have the fastest unit sales ramp-up for any new Autoliv product ever; even faster than side or front airbags.
In the latest Volvo car, we also introduced Autoliv's Anti-Whiplash Seat, which has since received excellent marks in tests performed by independent test centers. As human suffering from whiplash injuries is great and these injuries cause high costs to societies, the interest for various whiplash protection systems is very strong from auto manufacturers.

                                       4.


In 1998, the National Highway and Traffic Safety Administration (NHTSA) in the United States issued a New Proposal for Rule Making (NPRM) which would require car makers to phase in advanced airbags in three years, starting in model year 2003. If enacted, the new rules could increase significantly the delivery value per vehicle for Autoliv and the Smart Airbag technologies we currently develop.
So far, Autoliv's main interest has been "In-crash" systems. These are systems that are aimed at mitigating the consequences of a crash. We started recently, however, to widen Autoliv's development areas to also encompass "Pre-crash" systems aimed at crash prevention and "Post-crash" systems aimed at automatic crash notification.
In the crash prevention area, we -  along with a prestigious car manufacturer
- are working with the military high-tech company CelsiusTech on a collision warning system (which will also include an adaptive cruise control).
Autoliv's post-crash system will be based on the integrated car phone system we have developed together with Nokia and which we started to deliver in 1998. In the next generation of the system, the airbag computer will automatically call an emergency center after a crash and give the rescue team the exact site of the crash by using the GPS-navigation system that many new cars will soon have.
It is because of these and several other exciting projects that we have increased research and development expenditures twice as fast as the revenues. This should secure continued above-the-market growth.

COST REDUCTION
Although we saw the first signs in the fall of 1998 of an improvement in the pricing situation, prices will continue to decline and our margins to be threatened. We are, however, taking several actions to counter this threat. The most important action is re-design of our safety systems by introducing, for instance, more cost-efficient inflators in our airbag systems, replacing labor-intensive cut-and-sewn airbag cushions with one-piece-woven airbag cushions, re-sourcing of labor-intensive products in low labor-cost countries, and replacing steel with re-inforced plastics in the housings of the airbags.

Vertical integration is another effective tool in our cost reduction program. In 1998, for instance, we increased substantially the annual production capacity for airbag initiators at NCS, a supplier which we acquired in 1996. Furthermore, we started last year to build a plant in North America which will make airbag cushions by using Autoliv's one-piece-weaving technology. At the same time, we are doubling Autoliv's in-house capacity in the U.S. for traditionally manufactured airbag cushions and adding capacity in Europe by building the plant in Poland I mentioned earlier.

As part of Autoliv's vertical integration strategy, we have also made Autoliv-Nokia and Sagem-Autoliv - our joint ventures in electronics - wholly-owned, and we have in 1999 exercised our option to increase Autoliv's holding from 51% to 66% in Livbag, a main supplier of inflators for Autoliv's airbag systems. Simultaneously, we secured the right to acquire the remaining 34%.
In other cases, however, it is more cost-efficient to use outsourcing and external suppliers. In 1998, we therefore sold our plastics operation in Sweden.

So far, Autoliv has transferred some 500 jobs annually to low labor-cost countries. In 1999, this rate will at least double. At the same time, however, we are adding new, better-paid jobs in high-cost countries, generated from side airbags and other recent automotive safety innovations from our R&D centers.
Last but not least, we expect to get continued cost savings from the merger in 1997 between Autoliv AB and Morton ASP.
All these measures will be needed to moderate the effects of the current pricing pressure.

PROSPECTS
Looking at the year ahead, most market analysts expect global light vehicle production to remain at almost the same level as in 1998. At the same time, the average delivery value per vehicle of automotive safety products should continue to grow in line with its trend-line at just over 5%. Autoliv could continue, however, to grow faster than that and take market shares, because our Company is better positioned in the growth areas of this industry, such as side airbags.


Gunnar Bark
Chairman and Chief Executive Officer

                                      5.


The Market

With its successful growth strategy, Autoliv has managed to become the global leader in the expanding $11 billion car occupant restraints market. In 1998, the expansion that began in the early 1990's, continued at a rate of approximately 5%. Airbag modules accounted for approximately 50%, seat belts for 30% and electronics for 20% of the total market.
The global market is expected to continue to grow by at least 5% annually. Growth will be driven primarily by aggressive introductions of side-impact protection systems and, outside the United States, by increased penetration rates for front airbags. In a few years, sales will also be driven by upgrading of airbag systems to Smart and Advanced Airbags.
Although the global steering wheel market is projected to remain at approximately one billion U.S. dollars, steering wheels with special features, such as integrated airbags, is an area of strong growth.


THE SEAT BELT MARKET
The world market for seat belts keeps growing, although seat belts were introduced more than 40 years ago. This consistent growth is due to new safety enhancing features, such as pretensioners, automatic height adjusters and load limiters. The number of seat belts with pretensioners in new cars is, for instance, estimated to have increased between 1997 and 1998 by approximately 20% to 38 million. A growing number of cars is also being equipped with 3-point retractor belts for all passengers in the rear seat.
The price decline in this segment of the market is offset by an increase in global auto production. As a result, the world market for seat belts displays a growth trend of about 2% annually (although some emerging markets grow five times as fast).


THE AIRBAG MARKET
The world market for airbags has been an area of spectacular growth during the 1990's.
In 1998 alone, installations of front airbags increased by just over 15% from 62 million in 1997 to 72 million and the number of side airbags jumped from 6 million to 14 million. By the year 2000, the number of front airbags sold could exceed 80 million and the number of side airbags 35 million, including 5 million special airbags for head protection, such as Autoliv's Inflatable Curtain which was introduced in 1998.
The rapid unit growth is partly offset by strong pricing pressure. This situation is likely to moderate, however, when current airbag systems are upgraded to Gentle and later to Smart and Adaptive Airbags. In 1998, the National Highway and Traffic Administration promoted this development by suggesting that such airbags (called Advanced Airbags by NHTSA, see page 11) should be phased in between the model years 2003 and 2006 on all new light vehicles sold in the United States.
In the U.S., front airbags were mandated by federal law beginning
September 1, 1998; for both the driver and the front seat passenger. The
U.S. front airbag market fluctuates therefore with the car production cycle, but sales of side airbags are now about to take off. The penetration rate for them was only about 5% among new light vehicles during 1998.
In Europe, installations are on a strong growth trend. Between 1997 and 1998, the penetration rates are estimated to have increased from about 75% to 85% for driver airbags, from 50% to 60% for passenger airbags, and from 15% to 35% for side airbags.
In Japan, where development started later than in Europe, penetration rates for front airbags are already as high as in Europe, while the penetration rate for side airbags is just over 10%, which nevertheless was twice as high as in 1997.
In the rest of the world, penetration rates vary greatly from country to country, but the average is still not more than 25% for driver airbags and 15% for passenger airbags. Installation of side airbags has just started.

                                        6.


AUTOLIV'S MARKETS
Autoliv estimates that it accounts for almost one third of the global car occupant restraints market and that it has a somewhat higher global share for airbags than for seat belts. For side airbags, which were invented and introduced in the world market by Autoliv as recently as 1994, the Company's global market share still exceeds 50%. Also for other recent safety improvements, such as pretensioners and load limiters for seat belts, Autoliv's global market shares exceed 50%.
In 1998, the North American markets accounted for approximately 30% of Autoliv's sales, the European markets for close to 60% and the Japanese market for almost 10%. The most important individual markets are the United States, Germany, France, Great Britain, Japan and Spain. Sweden accounts for almost 5% of revenues.
In North America, Autoliv accounts for approximately one third of the airbag product market and close to 10% of the seat belt market. Autoliv did not sell seat belts in the United States until 1993, but now Autoliv North America accounts for one third of Chrysler's seat belts and shipments to Ford and General Motors have started. In steering wheels, Autoliv started production towards the end of 1998. Based on orders received so far, Autoliv expects its market share to approach 10% in just a couple of years. In Europe, Autoliv's market share is just over 45% for airbags, over 50% for seat belts and about 15% for steering wheels.
In Japan, Autoliv has a strong position in the airbag inflator market with a share of almost 50%. For complete airbags, however, the market share is still less than 10%, because Autoliv did not begin local assembly of those products until 1998, following the acquisition in April last year of a Japanese airbag company.
In many emerging markets, such as Argentina, India, Malaysia, South
Africa and Turkey, Autoliv has achieved market positions of 50% or more by early establishment of joint ventures or subsidiaries.

CUSTOMERS
All major auto manufacturers in the world are among Autoliv's customers, and particularly those who have established a reputation for determined efforts in auto safety.
The largest customers during 1998 were Audi, BMW, Chrysler, Citroen,
Ford, General Motors, Honda, Mercedes-Benz, Mitsubishi, Nissan, Peugeot, Renault, Rover, Toyota, Volkswagen and Volvo.
No customer accounts for more than 15% of Autoliv's sales (not even after the merger between Daimler-Benz and Chrysler).
The contracts are typically divided among a car maker's different car models with each contract usually running as long as that car model is being produced.
In the development of a new car model, a process that takes several years, Autoliv in many cases functions as a development partner. This means that Autoliv gives advice on new safety-enhancing products.

THE INDUSTRY
In 1996 and 1997, the number of major suppliers of occupant restraint systems was reduced from nine to six.
In occupant restraints, the public American company TRW is almost the same size as Autoliv. Other important companies in the auto safety industry include Breed, a public American company (which in 1997 acquired the seat belt and airbag operations of AlliedSignal); Takata, a privately-held Japanese company; Delphi, a public American auto supplier until early 1999 100% owned by General Motors; and Petri, a privately-held German steering wheel company.
Autoliv's competitive strategy is to be a specialist company for automotive safety, providing in-house expertise of all key components and locating manufacturing close to major customers. Autoliv has more technical centers and crash test facilities for automotive safety than any other company in the industry. This enables Autoliv not only to offer just-in-time supply of products, but also to provide customers with excellent engineering services and testing capabilities "just-in-time".

                                       7.



Autoliv's Safety Systems

1. COLLISION WARNING SYSTEM
A system which will detect - by use of radar - likely crashes, warn the driver, apply the brakes and alert the safety systems of the vehicle. The system will also include an Adaptive Cruise Control which will maintain the car at a constant distance from the vehicle ahead. A joint development project with CelsiusTech.

2. NEAR-ZONE SENSORS
Will help deploy the airbags and other safety systems of the vehicle earlier and in a more precise and accurate way, depending on the crash circumstances. Will also tell the driver the distance to other objects when parking. A joint development project with Celsius- Tech.

3. ELECTRONIC CONTROL UNIT
A micro processor which determines, by use of a built-in electronic crash sensor, if and exactly when the seat belt pretensioners and the airbags should be deployed.

4. INFLATABLE CARPET (inca)
An airbag that cushions the impact from an intruding floor panel on an occupant's feet, ankles and lower legs.

5. ITS (INFLATABLE TUBULAR STRUCTURE)
The world's first head airbag for side-impact protection. Introduced in 1997 in cooperation with BMW and the American company Simula.

6. STEERING WHEEL
Driver airbags are increasingly being integrated into the steering wheel. Autoliv is a leader in this development through its subsidiary Isodelta in France, one of Europe's leading steering wheel producers. In 1998, production of steering wheels also started in the United States.

7. DRIVER AIRBAG
Reduces driver fatalities in frontal crashes by 25% and the risk of facial injuries by 75% for belted drivers. Autoliv not only develops and assembles various airbag systems (full-size bags, face bags, gentle bags smart bags, etc.), but also produces all key components.

8. KNEE AIRBAG
First introduced in the world market in 1995 by Autoliv. Protects knees (and hip) and reduces the risk for submarining. Unlike conventional knee bolsters and paddings, knee airbags don't take away any leg room.

9. PASSENGER AIRBAG
Reduces fatalities in frontal crashes by approximately 20%. Autoliv has a complete offering of various systems (full-size bags, face bags, smart bags, etc.) and a comprehensive offering of airbag inflators, cushions and other key components.

10. INFLATABLE CURTAIN (IC)
Introduced in 1998 on Volvo, Mercedes, Toyota and Audi cars. With one Inflatable Curtain on each side of the vehicle, the heads of the driver and all passengers seated next to the sides are protected in side collisions and roll-over accidents. Manufactured using Autoliv's patented one-piece weaving technology.

11. ANTI-WHIPLASH SEAT (AWS)
Introduced in 1998 in the world market in the new Volvo car. Reduces significantly the risk for neck injuries in rear-end collisions.

12. SEAT FRAMES & SLIDING RAILS
Produced by Autoliv since 1996. Autoliv has developed a unique, stronger recliner for Belt-In-Seat Systems.

13. BELT-IN-SEAT (BIS)
Allows the shoulder belt to better wrap around the occupant's body, thereby increasing the efficiency of the belt system. Also contributes to keeping the clearance between the head and the roof in roll-overs.


14. INTEGRATED CHILD SEAT
Makes it possible for children to use the car's regular seat belt (which is better than a separate belt). Since the seat is integrated into the backrest of the rear seat, it does not take away any space when not used.

15. SAFETY REAR SEAT STRUCTURE
A backrest in the form of a strong, specially-designed aluminum structure which prevents luggage from penetrating into the passenger compartment in a frontal crash.

16. SEAT BELT BEAM
A macro-component with three pre-installed 3-point seat belt systems. The beam facilitates installation of a 3-point seat belt system in the mid-rear seat, especially in hatchbacks and station wagons. Also provides passengers with improved side-impact protection.

17. TRUNK BELT
A safety belt for the luggage compartment. Protects fragile goods and prevents luggage from penetrating into the passenger compartment in cars with foldable rear seats.

18. SEAT BELT SYSTEMS
Produced by Autoliv since 1956. Autoliv today has the most comprehensive offering and in-house production of all key components and new seat belt features (see page 12), such as:

19. Pretensioners
20. Load limiters
21. Automatic height adjusters.

22. THORAX BAGS
Introduced in the world market by Autoliv and Volvo in 1994. Is as efficient in side impacts as a front airbag in frontal crashes.

23. SIDE-IMPACT SATELLITE
An electronic sensing system which determines if and when the different side-impact protection systems should be triggered.

                                       8.

Airbags

PROTECTIVE EFFECT
Frontal airbags have saved more than 4,000 lives in the United States alone (a third of which were saved during the last year) and prevented hundreds of thousands of personal injuries, according to the U.S. authorities (NHTSA). The authorities also forecast that 3,000 lives will be saved annually, when eventually all light vehicles on U.S. roads are equipped with dual front airbags.
Front airbags are estimated to reduce the number of deaths in head-on collisions by more than 30% among unbelted drivers and by about 25% among drivers who are already protected by using seat belts. The number of deaths of front seat passengers who are already protected by seat belts is reduced by about 15%, and by more than 20% among unbelted front seat passengers.
With the combination of a seat belt and an airbag, the number of serious chest injuries in frontal crashes can be reduced by 65%, and serious head injuries by up to 75%, according to NHTSA.
Since 3 million airbags have been deployed in real car crashes in the U.S. alone, these evaluations of the protective effect of airbags are typically based on real crash data rather than on data from crash tests.

PRODUCTS
The first airbag was patented in the early 1950's, but it was not until towards the late 1980's that sales began to gain momentum as a result of a law in the United States on passive restraint systems for front seat occupants, i.e. airbags or seat belts that are fastened automatically. The law was later expanded, calling for dual airbags in all light vehicles by September 1, 1998.
Autoliv pioneered airbag technology as early as 1968, and has ever since been the world-leading producer of airbags with 28 million sold in 1998 (including almost 8 million side airbags)
For frontal protection, Autoliv has developed both full-size airbags (in accordance with the original federal law in the United States which optimized airbags for unbelted occupants), and face bags or Eurobags for countries where wearing a seat belt is compulsory. In 1997, Autoliv introduced depowered airbags, following a change in the U.S.
regulations, and started to introduce a series of gentle airbags (see next page). Currently, advanced airbag systems are being developed.
In 1994 Autoliv became the first company in the world to introduce a side airbag system, mainly for protection of an occupant's torso.
In 1997, Autoliv produced yet another breakthrough in automotive safety, when the world's first airbag for head protection in side collisions was launched. This ITS (Inflatable Tubular Structure) was developed in cooperation with BMW and the American company Simula.

In 1998, Audi, Mercedes, Toyota and Volvo started to install an alternative side airbag for head protection, Autoliv's Inflatable Curtain (IC), while Ford and Renault started to install Autoliv's Head & Thorax Bag, a third alternative.

MANUFACTURING RESOURCES
Autoliv currently develops and produces complete airbag systems in twelve countries and has special companies for the key components of the systems in five countries. In addition, a plant for airbag inflators is under construction in Japan and plants for airbag cushions are under construction in Canada and Poland. Autoliv has in-house manufacturing of all key components in the airbag systems. In 1998, two thirds of these components were supplied internally.

Autoliv Inflators is the world's leading producer of airbag inflators, with the widest product offering in its industry and sales also to external airbag assemblers. Autoliv Inflators produces its own sodium azide propellant for the most frequently used inflators, and cooperates for other propellants with Cordant, a leading rocket fuel producer in the United States, and with SNPE, the leading pyrotechnic group in France.
Major production plants are located in the U.S., France and Sweden. In France, Autoliv Inflators is rapidly expanding production of ignitors for airbag inflators. The annual manufacturing capacity will be raised to 40 million units in 1999, from 5 million two years ago.
For adaptive airbag systems, Autoliv has developed smart inflators which could become one of the most widely sold Autoliv inflators within three to four years.
Autoliv Textiles produces textile cushions using either the traditional cut-and-sew method or Autoliv's patented one-piece weaving technology, whereby the cushions can be ready-made on the loom. The traditional method is used in the U.S. and Sweden. It will also be used in the new plant in Poland. The automatic technology is used in Congleton, England, and will be used in the plant under construction in Tilbury, Canada.
Autoliv Electronics produces the electronic control unit (ECU) which evaluates the crash and determines if and when the airbag shall be deployed. The development work is focused on advanced airbag systems, pre-crash radar systems and post-crash telematics systems. During 1998, Autoliv made its two joint ventures in electronics wholly-owned subsidiaries by acquiring the 50% holdings of SAGEM, the leading French electronics group, and Nokia.
Autoliv Steering Wheels consists of Autoliv's 77% owned subsidiary
Isodelta - a leading European manufacturer - and a North American plant in Indiana, which started production towards the end of 1998. Preparations are also currently underway for plants in Asia and South America. Autoliv, which entered this market in 1995, expects to double its steering wheel sales over the next two years, mainly as a result of Autoliv's new business concept with the driver airbag being integrated with the steering wheel.

                                      10.


Latest News

Advanced Airbags are new types of airbags that are being developed to fulfill a series of additional tests proposed in the U.S. These airbags, which are intended to be phased in from model year 2003, should save additional lives by enhancing the protection to a broader array of belted and unbelted occupants and by minimizing out-of-position risks. With ultrasonic sensors
(1) and seat position sensors (6), the Autoliv system can determine how close to the airbag a front seat occupant is. Weight sensors (2) can determine if there is a child in the front passenger seat or if the seat is unoccupied. Buckle switches (3) will detect if an occupant is belted or not.
With input from these sensors and by using Autoliv's new Smart Inflators
(4), the airbag microprocessor can adjust the inflation of the airbag to several parameters, such as the position, weight and size of the occupant.
The system can also include one of Autoliv's new gentle bags, such as the Umbrella RDS Bag (5).
Note: Seat belts should always be used! The occupants are unbelted to show situations an Advanced Airbag should be able to handle.


Autoliv's Umbrella RDS Bag deploys radially before it approaches the occupant, preventing the bag from being trapped under the chin of a very short or unbelted occupant.
Unlike traditional airbags, Autoliv's Umbrella RDS (Radial Deployment System) Bag has a ring of chambers that are filled with gas before the inflation on the middle section begins.
The bag and its sections are made directly on the weaving machine, using Autoliv's patented one-piece weaving technology. This principal of gentle airbag deployment has already been introduced by some Autoliv customers.


1998 saw the worldwide introduction of the Inflatable Curtain (IC), a result of Autoliv's extensive scientific work related to side-impact protection started in 1989. By year-end, Audi, Mercedes, Toyota and Volvo had already begun to install this new Autoliv innovation in their cars.
Stored in the headliner, the cells of the Inflatable Curtain inflate in less than 25 thousandths of a second in a side impact (and in a roll-over accident, if the vehicle has a sensor for that).
Based on the order intake, the unit sales ramp-up for the Inflatable Curtain will be faster than for any other new Autoliv product ever.



                                      11.

Seat Belts

PROTECTIVE EFFECT
Conventional three-point seat belts reduce the number of fatalities in frontal crashes by 45%, according to the U.S. National Highway Traffic Safety Administration. In the U.S. alone, seat belts currently save more than 10,000 lives annually and prevent over 200,000 serious personal injuries. In addition, another 4,000 lives and 6 billion dollars could be saved, if the belt usage rate in the U.S. came up to European levels, which is the goal set by the U.S. authorities.
Seat belts also provide protection in multiple collisions, roll-over accidents and, to a certain extent, in side and rear-end collisions.
Two-point static seat belts were introduced in the 1950's. Autoliv began its seat belt operations as early as 1956. Towards the end of the 1950's, three-point seat belts came into use. In the beginning of the 1970's, they were followed by three-point retractor belts.
During the 1970's and 1980's laws were passed in most European countries, Australia, New Zealand and Japan making seat belt use mandatory in front seats. Many countries have expanded the requirement to include rear seats.
In the United States, the installation of seat belts is mandated, but usage is not required in all states.
Also in emerging markets, such as India, seat belt legislation has recently been passed.

SEAT BELT PRODUCTS
The modern belt systems manufactured by Autoliv have been developed to primarily hold the occupant in the seat in case of a frontal collision. The purpose of the seat belt is also to distribute the force of the collision to the strongest body parts - the rib cage and the hip bones - and as evenly as possible over the time of impact.
In high-speed collisions, however, rib and abdominal injuries may be suffered as a result of the very strong forces involved, especially if the seat belt is not correctly positioned or worn too loosely. These risks are reduced by the most recent innovations from Autoliv, such as seat belt pretensioners and load limiters.
Autoliv's seat belt systems and components are based on the company's own research and development, and all components can be manufactured in-house. However, Autoliv's key component companies account for approximately 30% of the deliveries to Autoliv's assembly companies. Retractors were introduced in 1967 by Autoliv and have subsequently been upgraded several times. The latest retractor - Autoliv's ninth generation - has better webbing storage capacity although it is 20% lighter and smaller than the previous generation. Virtually all Autoliv retractors have two sensors which work independently on the locking mechanism. The rectractor springs are typically produced by Autoliv's company Tensator in the U.K.

Autoliv's buckle is a unique, patented lock which is "g-force in-sensitive", which means that it will not open even if pulled in any direction by great forces in a crash. This has contributed to giving Autoliv an especially strong market position for buckle-mounted pretensioners.
By eliminating slack, Autoliv's pretensioners make sure that the seat belt starts to restrain the car occupant as early as possible in a crash. The belt is typically tightened by a small pyrotechnical charge, triggered by the same sensor as the front airbags. The two systems can then be tuned to maximize the protection for the occupant. Most Autoliv pretensioners can tighten a seat belt by up to 6 inches (15 cm).
Autoliv's belt grabber is a web clamp, which prevents the "filmspool" effect, a payout of the belt as loading tightens the stowed webbing. The belt grabber therefore further reduces the risk of the driver hitting the steering wheel if the vehicle has no driver airbag.
Autoliv's load limiter allows the belt to be pulled out slightly, if the load on the rib cage becomes excessive. The airbag is used instead to absorb the excessive energy. The concentrated loading from the shoulder belt is thereby redistributed to a more uniform load, given by the airbag. This is important since the driving population is getting older and the average sixty-year old person can only take half as much load on his chest as a twenty-year old person.
Introduced by Autoliv in 1995, Autoliv sold 3 million load limiters in 1997 and 9 million in 1998.
All Autoliv's seat belt webbings are yieldable to make the "catch" of the seat belt soft and to minimize the rebound effect. Most of Autoliv's webbings are manufactured by Van Oerle Alberton, the worldwide-leader in this field which Autoliv acquired in 1997.
Autoliv's height adjusters improve a seat belt's protective effect by assuring correct belt geometry for car occupants of above or below average height. Height adjusters also increase the ease and the comfort of use, which encourages everybody to buckle up. Autoliv has also developed fully automatic height adjusters.
Autoliv's Seat Sub Systems makes seat frames, back-rest structures, sliding rails and other load-bearing components for automotive seats. These components are delivered to companies that make complete seats. Autoliv focuses on safety enhancing solutions and has developed an improved recliner and, recently, an Anti-Whiplash-Seat (see next page).
In the future, seat belts will increasingly be attached to the back-rest of the seat to bring the shoulder belt closer to the occupant's body. Such Belt-in-Seat (BIS) systems are already being delivered to BMW, Chrysler and heavy-truck manufacturers.
During 1998, the deliveries of seat belt systems from Autoliv's consolidated companies increased by 15% to approximately 47 million systems, of which 23 million were equipped with belt pretensioners, an increase of 25%. (Seat belts manufactured by Autoliv's joint venture companies and licensees are additional).

                                      12.



Latest News

Autoliv's Anti-Whiplash Seat (AWS) was introduced in 1998 in co-operation with Volvo. According to tests performed by, for instance, the U.S. Insurance Institute for Highway Safety, Autoliv's latest innovation reduces the measured Neck Injury Criterion (NIC) by approximately 50% to tolerable levels.
Rear-end collisions are rarely fatal, but they give rise to one quarter of all personal injuries, often with permanent impairment. In addition to the human suffering, they account in many industrial countries for more than 50% of all insurance claims for personal injury sustained by car occupants. Interest from car manufacturers in various anti-whiplash systems is therefore significant.

In 1998, Autoliv introduced Tear-seam Load Limiters which will be used together with the mechanical seat belt load limiters, integrated with the retractor, that Autoliv introduced in 1995. By adding another load limiter, the seat belt system can become even more yield-able, if the load on the occupant's chest becomes dangerously high (see previous page). The airbag will instead absorb the excessive energy.

The BioRID (Biofidelic Rear Impact Dummy) is a new crash test dummy which has been developed by a consortium consisting of the Chalmers University of Technology in Sweden, Volvo, Saab and Autoliv. The dummy is unique insofar as it has 24 vertebrae - the same number as in a human being - and a more human-like thorax and abdomen than traditional test dummies. The BioRID also permits considerably better evaluations of stresses to the neck in rear-end impact tests, for which the test dummy primarily has been developed.

Autoliv's Roto-pretensioner, introduced in 1996, became a major sales item in 1998. Historically a retractor-integrated pretensioner had a long, straight tube (for a piston that pulled a wire). This often made it difficult to find space for the pretensioner in modern, compact cars.
In Autoliv's latest pretensioner, the belt is instead tightened by a row of steel balls which are forced by a small gas generator to pass a cog-wheel - like water over a water wheel.

                                      13.

Research and Development

Every year approximately half a million people perish in traffic accidents globally and ten times as many are severely injured.
These accidents not only cause great human suffering, but also large expenses for care, rehabilitation and lost income. In the U.S. alone, these costs are estimated to amount to $165 billion annually. Consequently, there are huge sums to be saved globally by introducing better car occupant restraint systems. Some calculations have indicated that the savings from new safety systems and a wider use of existing safety technologies could exceed $150 billion annually. There is thus a dire need for measures to improve traffic safety - and hence for further research and development.

TWO THOUSAND EMPLOYEES
During 1998, Autoliv invested $177 million - corresponding to 5% of sales
- in research, development and customer application engineering and had approximately 2,000 employees engaged in these areas.
Autoliv's research and development is based on the Company's own analysis, tests and trials, as well as on general collision data and on the expertise that Autoliv's specialists have gathered over many years. Cooperation with leading car manufacturers is instrumental, as well as cooperation with independent scientists. Autoliv's research is also conducted in consultation with the Autoliv Technical Advisory Board.

NEW CRASH TRACKS
The Group's joint research is concentrated at Autoliv Research in Sweden, while the corporate development projects are assigned to Autoliv's major technical centers in France, Germany, Sweden, the United Kingdom and the United States. In addition, Autoliv has technical centers in Australia, Japan and Spain, and a crash test track in India.
With 19 crash tracks, including eight tracks for full-scale tests, in nine countries globally, Autoliv has more crash test resources than any other auto safety company. Proximity for our customers to our test centers is an important means to ensure that Autoliv will be the customers' preferred development partner in auto safety.
The testing resources are widely used by vehicle manufacturers, other auto suppliers, safety organizations and authorities. This means that Autoliv's crash test specialists have excellent opportunities to gather expert knowledge from a greater variety of vehicles than many experts working with a specific manufacturer.
Some of Autoliv's crash test centers perform more than 100 full scale tests annually with complete cars and over 1,000 sled tests with car bodies. Mathematical crash simulations in computers are performed in tandem with the crash tests.



Bertil Aldman (1925 - 98) M.D., Ph.D.
In 1998 we received the sad news that the Chairman of Autoliv's Technical Advisory Board, Professor Aldman, had passed away.

As a young physician in 1957, he start-ed his research in crash safety, which later made him the first professor in Traffic Safety in Sweden and one of the "found-ing fathers" internationally of this scientific discipline. He was also President of the International Research Council on Biomechanics of Impact (IRCOBI), an organization he initiated and which now has become the leading scientific forum in its field.
Professor Aldman combined his theoretical studies with a keen interest and talent for technical solutions. He developed the rear-facing child seat, and in his cooperation with Autoliv, he took the initiative and provided the scientific basis for several innovations which now have become, or are in the process of becoming, well-known world market products, such as side airbags (introduced in 1994), the Inflatable Curtain
(1998) and the AWS Anti-Whiplash Seat (1998).
Autoliv is grateful to professor Aldman for his contribution to the Company's success. This gratitude we share with millions of people whose lives are saved and whose suffering is prevented by his life-work.

Murray Mackay O.B.E. Ph.D., D.Sc.
Professor Mackay is the new Chairman of the Autoliv Technical Advisory Board, of which he has been a member since 1989.

He is Professor of Transport Safety at the University of Birmingham, U.K., and Head of the Birmingham Accident Research Center, which he formed in 1964.
He is also a Director of the European Transport Safety Council, President of the International Research Council on Biomechanics of Impact (IRCOBI) and the first European to have been President of the Association for Advancement of Automotive Medicine (AAAM), based in Chicago.
Professor Mackay has been the advisor to many governments and agencies on how to tackle more effectively one of today's major man-made diseases:
Traffic accidents.
In addition to Professor Mackay and representatives from the Company, the Autoliv Technical Advisory Board consists of Professor Hermann Appel from the Technical University of Berlin, Germany; Professor Jeff Crandall from the University of Virginia, Charlottesville, USA, and Professor Per Lovsund from the Chalmers University of Technology, Gothenburg,
Sweden.

                                      14.

Latest News

The car occupant restraint industry has so far mainly focused on In-crash systems primarily aimed at mitigating the consequences of an accident. As part of Autoliv's Total Safety System approach, the company has recently widened its scope of safety enhancing areas by starting to develop both pre-crash systems aimed at preventing accidents and post-crash systems aimed at increasing the chances of surviving when an accident has already occurred.
Autoliv's Total Safety System concept means that the Company's safety products shall be aimed at giving the best possible protection to any occupant in any type of collision without introducing any significant injury to any occupant in any position.


This means that components and sub-systems have to be designed to interact with each other as one system. Seat belt pretensioners and front airbags, for instance, are tuned to each other via the same electronic control unit to give the best possible protective effect, and the deployment of the front airbags should preferably be different if an occupant is unbelted. This is also the way car safety products are being increasingly demanded by car makers: as macro-components.
In real life, crashes are almost never head-on collisions into a solid rock or barrier at one specific speed (as in most tests required by the authorities). Consequently, future safety systems should be able to do more than just determine if an accident is a frontal crash, a side impact, a rear-end collision or a roll-over. An ideal system should also be able to identify the object which the car hi1ts and the width of object, as well as the speed of the vehicle which it hits. Autoliv's research and development is therefore aimed at protecting real people in real crashes, and not just protecting test dummies in crash tests mandated by authorities.


Pre-Crash Systems
for Accident Prevention
Autoliv is developing a Collision Warning System in cooperation with a prestigious vehicle manufacturer and the military high-tech company CelsiusTech. With the radar from Celsius, the system will be able to detect imminent crashes, warn the driver and apply the brakes. The warning system will also include an Adaptive Cruise Control, which will maintain the vehicle at a constant distance from the car ahead.

In-Crash Systems
for Injury Mitigation
In 1998, Autoliv developed its Inflatable Carpet (InCa) which - in laboratory tests - has been shown to reduce the risk of lower limb injuries by more than 50%. Such injuries are one of the most common to occupants who already are protected by seat belts and front airbags. Among those occupants, lower limb injuries account for 40% of the moderate and more severe injuries in frontal crashes, and of these injuries, in turn, 60% are below the knee. (Already in 1995, Autoliv introduced the world's first knee airbag.)

Post-Crash Systems
for Injury Survival
New vehicles will often have a built-in car telephone and a GPS navigation system. For these vehicles, Autoliv is developing a redesigned airbag micro processor which will automatically and immediately give an emergency call center the exact site of the crash.
In the future, this Automatic Mayday System (or Automatic Assistance Notification System - AANS) should also be able to give information about the crash severity from data stored in the airbag computer.

                                      15.



Autoliv in the World

	  [GRAPH AUTOLIV IN THE WORLD]

ARGENTINA
Autoliv Argentina in Buenos Aires manufactures seat belts, also for Brazil, and started airbag production in 1998. Currently, a new plant is under construction.

AUSTRALIA
Autoliv Australia in Melbourne manufactures seat belts and began airbag production in 1998. Has a crash center for full-scale tests.

VOA Webco and Webco (Australia) in Melbourne weaves and dyes webbing for seat belts.

BRAZIL
Autoliv do Brasil in Taubate outside Sao Paulo will start seat belt and airbag production in 1999, and has already begun the next expansion phase: a seat belt weaving plant.

CANADA
VOA Colfab in Collingwood, Ontario, weaves and dyes seat belt webbing.

Autoliv Canada is a new company in Tilbury, close to Detroit. Construction of the plant, mainly for one-piece-woven airbag cushions, began in 1998.

CHINA
Nanjing Hongguang Autoliv, a joint venture with Nanjing Hongguang
Airborn Equipment Factory (NHAEF). Manufactures seat belts in Nanjing. Changchun Hongguang Autoliv, a joint venture with NHAEF and Changchun Automobile Gaskets Factory. Manufactures seat belts in
Changchun in Manchuria.

Shanghai-VOA in Shanghai, a joint venture with Furniweb Manufacturing. Weaves and dyes seat belt webbing.

COLOMBIA
Mecanismos Automotices is a licensee in Bogota which manufactures seat belts.

FRANCE
Autoliv France, headquartered in Paris, develops and manufactures seat belts and airbags, and is responsible for the Group's development of pyrotechnical seat belt pretensioners. The facilities, which include a crash laboratory for full-scale tests and other tests, are located in Gournay-en-Bray, northwest of Paris.

Autoliv Automation in Gournay develops and manufactures production equipment for the Group's manufacturing entities. Construction of a completely new plant began in 1999.

Autoliv Composants in Caudebec manufactures metal components for seat belts and airbags.

EAK in Valentigney, a joint venture with Faurecia. Manufactures seat belts and airbags.

Isodelta in Poitiers manufactures steering wheels, especially for integration with airbags. Produces also airbag covers.

Livbag, a company jointly owned with SNPE, a leading pyrotechnic manufacturer in Europe. Develops south of Paris and manufactures outside Brest, airbag inflat-ors and micro gas generators for seat belt preten-sioners. In 1999, Autoliv increased its interest to 66%.

NCS in Survilliers, north of Paris, develops and manufactures initiators for airbag inflators and micro gas generators. Annual production capacity under expansion from 5 million to 40 million units. Owned by Livbag.

Autoliv Electronics SAS develops in Pontoise and manufactures outside Rouen, airbag electronics. Became 100% owned in 1998.

GERMANY
Autoliv GmbH, headquartered in Elmshorn outside Hamburg, operates in four locations. In Elmshorn, the company develops and manufactures seat belts and pretensioners. In Dachau outside Munich, the company develops and manufactures front airbags, side airbags, seat belt buckles and pretensioners. Airbags are also assembled in Braunschweig. Crash laboratories are located in Elmshorn, Dachau and Markgroningen with tracks for full-scale tests at the first two locations.

                                      16.


Autoliv Stakupress in Norderstedt, also outside Hamburg, manufactures metal and plastic components for seat belts.

Autoliv Sicherheitstechnik in Dobeln outside Dresden manufactures seat belts and seat belt components.

GREAT BRITAIN
Autoliv Ltd in Havant manufactures seat belts and airbags and has its own technical center with a full-scale crash track.

Precision Components in Chichester manufactures metal and plastic components for the Group's seat belt products.

Tensator in Milton Keynes develops and manufactures springs for belt retractors and height adjusters.

Airbags International in Congleton (near Manchester) develops, weaves and sews airbag cushions.

Rykneld Tean in Derby weaves industrial narrow fabrics.

HUNGARY
Autoliv Kft in Sopronkovesd manufactures seat belts and related products for the auto industry in Hungary and is a contract manufacturer for Autoliv in Germany.

INDIA
Autoliv-IFB in Bangalore with a distribution center outside New Delhi is a joint venture with IFB India Ltd. Manufactures seat belts. Has its own crash test lab.

INDONESIA
Autoliv Indonesia in Jakarta is a joint venture with the automotive component manufacturer Bimantara Cakra Nusa. Manufactures seat belts.

ITALY
Autoliv Italy is a sales company outside Turin. Established in 1997.

Cosma outside Turin makes injection-molded components, primarily for the Group's seat belts and airbags.

JAPAN
Autoliv Japan Ltd in Yokohama coordinates Autoliv's global contacts with the Japanese auto industry. Acquired an airbag company in 1998 in Tsukuba, north of Tokyo, and started construction there of a technical center. In Nagoya and Hiroshima there are customer support centers.

Autoliv-Nichiyu Co. Ltd in Taketoyo near Nagoya is a joint venture with NOF. The company will produce inflators for airbags at a plant currently under construction.

KOREA
Autoliv Korea is a sales office in Seoul which coordinates Autoliv's global contacts with the Korean auto industry.

Sungwoo, a licensee in Munmak. Manufactures seat belts and airbags.

Mando, a licensee in Munmak. Manufactures airbags.

Samsong, a licensee in Ulsan. Manufactures seat belts.

Hyundai Electronics, a licensee in Kyungki-do. Will start to manufacture airbags.

MALAYSIA
Autoliv Asia Pacific in Kuala Lumpur is a regional office which supports and coordinates local companies in the Asia Pacific region.

Autobelt in Kuala Lumpur is a joint venture with Autoindustries.
Manufactures seat belts.

Airbag Systems (Malaysia) in Kuala Lumpur is a joint venture with Autoindustries for manufacture of airbags.

Furniweb VOA Safety Webbing in Kuala Lumpur is a joint venture with Furniweb. Weaves and dyes seat belt webbing.

MEXICO
Autoliv Mexico in Toluca outside Mexico City manufactures seat belts for the North American markets. The plant is being expanded.

NETHERLANDS
Autoliv BV in Landgraaf manufactures seat belts, headrests and integrated child seats.

Autoliv ASP BV in Amsterdam manufactures airbag inflators and cushions.

Van Oerle Alberton BV in Boxtel is the world's leading manufacturer of webbing for seat belts.

NEW ZEALAND
Autoliv N.Z. in Auckland is a sales and engineering office supported by Autoliv Australia.

PAKISTAN
Plastech Autosafe is a licensee in Karachi which manufactures seat belts.

PHILIPPINES
Autoliv QB in Manila, a company jointly owned by the auto seat manufacturer Qualibrand. Began seat belt production in 1997.

ROMANIA
Autoliv Romania in Brasov manufactures seat belts for Dacia and Daewoo in Romania and works as a sub-contractor for Autoliv Germany. In 1999, the company will move to a new plant currently under construction.

RUSSIA
Autoliv Russia in Dubna north of Moscow started to manufacture seat belts in 1997.

SOUTH AFRICA
Autoliv Southern Africa in Johannesburg manufactures seat belts. Became 100% owned in 1998.

SPAIN
Autoliv-KLE outside Barcelona and Autoliv-BKI outside Valencia manufacture seat belts and airbags, also for other markets. KLE has a crash lab for full-scale tests.

SWEDEN
Autoliv in Stockholm is the Group's headquarters.

Autoliv Research in Vargarda is responsible for the Group's research in such areas as protection for side impact collisions, rear-end collisions and roll-overs.

Autoliv Safety Center in Vargarda is one of the world's most advanced crash test centers.

Autoliv Sverige in Vargarda manufactures and develops airbags, seat belts, integrated child seats and anti-whiplash protections.

Autoflator in Vargarda develops and manufactures hybrid inflators for the Group's airbag systems.

Autoliv Hammarverken in Vaxjo and Autoliv Mekan in Hassleholm form Autoliv Seat Sub Systems and manufacture anti-whiplash protection systems and components for car seats.

Autoliv Electronics AB in Motala develops and manufactures electronics for airbags, telematics and other safety systems. Became 100% owned in 1998.

Svensk Airbag in Kungalv manufactures sewn airbag cushions.

Autoliv-Celsius in Stockholm is a joint venture with CelsiusTech which is developing a collision warning system.

TAIWAN
Mei-An Autoliv in Taipei is a joint venture with Holmsgreen. Manufactures seat belts.

THAILAND
Autoliv Thailand in Bangkok is a company jointly owned by the automotive component manufacturer Thai Rung Union Car. Manufactures seat belts.

TURKEY
Autoliv Cankor in Istanbul manufactures seat belts. In 1998, Autoliv increased its interest from 50% to 90% and construction of a new plant began.

USA
Autoliv North America, with headquarters in Ogden, Utah, and sales offices and tech center (with full-scale test track) in Detroit, Michigan, manufactures airbags in Utah and seat belts in Indiana.

Autoliv Inflators in Ogden, Utah, develops and manufactures airbag inflators (including propellants in Promontory) and key inflator sub-components. Coordinates also Autoliv's global activities in inflators.

Autoliv Steering Wheels in Colombia City, Indiana, started production in 1998 in its new plant.

Autoliv's Cushion Facility in Ogden, Utah, manufactures airbag cushions and expanded its capacity by 50% in 1998.

                                      17.

Organization

	 [ORGANIZATION CHART OF AUTOLIV INC]

Environmental and Quality Control

Virtually all of Autoliv's wholly-owned subsidiaries and most of the joint ventures are certified according to ISO 9000, an international quality management system. Currently, 40 subsidiaries have also received QS-9000 certifications, a quality standard required by the U.S. vehicle manufacturers. The other Group companies intend to receive the certification during 1999.

In 1997, Autoliv began the process of certifying its plants according to ISO 14001, an international standard for environmental management systems. Currently, 17 plants have been certified, including most of the major facilities in North America and Europe. During 1999, most of the remaining facilities in these regions are expected to be certified. The plants then remaining will be predominantly joint ventures.

Autoliv has its own recycling plant for airbag inflators

A steering wheel plant for North America was opened in Colombia City near Fort Wayne, Indiana

                                      18.



Management's Discussion and Analysis
of Pro Forma Financial Statements


Data for 1998 in this Pro Forma Management's Discussion and Analysis are the same as in the Management's Discussion and Analysis on pages 24 through 27. Data for 1997 are presented unaudited pro forma, because the audited financial statements (on pages 28 through 40) consist of a four-month period before Autoliv, Inc. commenced operations with only data related to Autoliv AB and subsidiaries, and an eight-month period with the new Autoliv Group, i.e. including Automotive Safety Products ("ASP") of Morton International, Inc. The accounting principles and assumptions in this presentation are described on page 22.



General
Net sales by product group


Years ended December 31,
(Dollars in millions)     1998    1997    1996
			 ----------------------
Airbag products         $2,417   $2,317  $2,287
Seat belt products       1,072      940     917
Total                   $3,489   $3,257  $3,204


Year ended December 31, 1998
versus year ended December 31, 1997

Net sales and Gross profit
Net sales for the full year 1998 increased by 7% to $3,489 million. While the translation of local currency sales to U.S. dollars is estimated to have reduced reported sales by 1%, acquisitions increased sales by about 2%. The production of light vehicles in Europe is estimated to have grown by 6% during the year, while the production of light vehicles in the U.S. and Japan decreased by 1% and 7%, respectively. Light vehicle production in the three markets taken together was essentially unchanged.

Posted sales of airbag products, including steering wheels, increased by 4% to $2,417 million, while sales adjusted for currency effects and acquisitions grew by 3%. Acquisitions accounted for $36 million of sales. Price declines, although quite substantial, were not as severe as in recent years. Despite price declines, the Company was able to increase sales as a result of the higher volumes of airbag modules achieved in 1998. Unit sales of frontal airbag modules increased by 20%. Unit sales of side-impact airbag modules more than doubled, with a major portion of this increase occurring in the second half of the year. Unit sales of inflators to external customers, on the other hand, declined by about 15%. This decline to some extent reflects weakness in the Asian markets, but is primarily due to industry trends.
Airbag companies, including Autoliv, are becoming more vertically integrated, producing more of the major sub-components internally. Overall, the Company is well positioned in markets where there is growth.

Posted sales of seat belt products, including seat sub-systems, grew by 14% to $1,072 million. Acquisitions, net of divestitures, increased sales by about 3%. This increase was almost offset by the negative effect of currency translation. The Company's seat belt technology, which integrates seat belts with new features such as pretensioners and load limiters, has enabled it to gain market share in an otherwise mature market. Seat belt unit volumes increased by 15%. Unit sales of pretensioners were up over 25% and sales of load limiters tripled.

In line with the long-term trend in the increasingly global auto-motive components industry, unit sales prices are continually under pressure. In response to this constant price pressure, reduction of costs remains a major strategic objective of the Company. At the gross profit level, cost control is achieved by the introduction of more cost-efficient components and designs, efficiencies from global purchasing contracts, vertical integration through acquisition of suppliers and continual improvements in manufacturing productivity. Despite these measures, the gross margin decreased to 21.4% in 1998 from 22.1% in 1997.

Operating income
Operating income in 1998 was $354 million or 10.2% of sales. This compares with Operating income of $356 million in 1997, which was 10.9% of sales. The decrease in Operating income was due to the lower gross margin. Operating expenses were 11.3% of sales, virtually the same level as in 1997. A decrease in the level of selling, general, and administrative expenses was offset by an increase in the level of research and development spending. Research and development spending amounted to 5.0% of sales in 1998 compared to 4.7% of sales in 1997. The Company remains committed to maintaining a high level of such spending and considers the development of new technologies and new products an essential element in achieving a high level of future profitability.

Interest expense, net
Interest expense, net was $48.0 million in 1998 compared to $48.8 million in 1997. Net debt (short and long-term debt, less cash) at December 31, 1998, was $703 million against net debt of $646 million at December 31, 1997. Despite the higher debt level at year-end 1998, interest expense was essentially unchanged from the prior year, principally due to lower average interest rates. The level of debt fluctuates significantly throughout the year and during each month.

                                      19.


Income taxes
The effective tax rate in 1998 was 39.6% versus 40.8% in 1997. Excluding non-deductible goodwill amortization, the Company's effective tax rate would have been about 35% in 1998 compared to 36% in 1997. The 1997 effective rate is more indicative of the underlying rate than 1998, which benefitted from the use of net operating losses carried forward from prior years.

Net Income and Earnings per share
Net income increased by 2% to $188.3 million in 1998 from $184.9 million in 1997. Return on sales was 5.4% in 1998 compared to 5.7% in 1997. The lower effective tax rate in 1998 did not fully off-set the lower operating margin. Earnings per share was $1.84 in 1998 compared to $1.81 in 1997.


Liquidity, Capital Resources and Financial Position

Operating and Investing activities
Net cash provided by operating activities was $314 million during 1998 and $441 million in 1997. Working capital (excluding cash and short-term debt) increased by $134 million in 1998 to $143 million. This increase in working capital was necessary to accommodate the increased unit sales. Also, strong sales in the 4th Quarter caused a build-up in receivables at year-end. Acquisitions added about $18 million of working capital during the year.

Cash generation was more than adequate to cover capital expenditures. Capital expenditures for property, plant and equipment were $285 million in 1998 versus $216 million in 1997. Capital expenditures as a percentage of sales were 8.2% in 1998 compared to 6.6% in 1997. The higher level of capital expenditure in 1998 was necessary due to rapidly growing production volumes and order intake. New plants were completed in the U.S. and Brazil and are under construction in Canada, Poland, Romania and Argentina. In addition, construction of a technical center began in Japan. Budgeted capital expenditure for 1999 is approximately $300 million.

The Company has continued its program of geographic expansion and of vertical integration through the acquisition of supply companies. Cash (net of cash acquired) paid for acquisitions was $30 million in 1998 and $45 million in 1997. During 1998, the Company increased its ownership interest in several of its joint venture investments, in most cases converting the joint ventures, such as Autoliv-Nokia and Sagem-Autoliv, into wholly-owned subsidiaries. During 1997, the Company acquired Marling Industries plc, a U.K. based supplier of seat belt webbing.

Financing activities
Cash generated after operating and investing activities was $6 million in 1998. Net cash and cash equivalents decreased by $34 million. Cash used by financing activities of $45 million, consisted principally of dividends paid. The effect of exchange rates increased cash by about $6 million.

In line with the expansion of the Company's business operations, net debt increased by $57 million during 1998 to $703 million. Consequently, the net debt to equity ratio was unchanged at 38% at year end.
The Company pays regular quarterly dividends. The current dividend is $0.11 per share each quarter. Total cash dividends of $45.0 million were paid in 1998. At December 31, 1998 there were 102.3 million shares outstanding, a very slight increase from the 102.2 million shares outstanding at the beginning of the year.

For the foreseeable future, cash flow from operations, together with available financial resources, is expected to be adequate to fund the Company's anticipated working capital requirements, capital expenditures, acquisition program and dividend payments.


Personnel
The number of employees increased by 2,900 during 1998 to 20,700 at year-end. Of the increase, over 50% is estimated to come from continued vertical integration, acquisitions and transfer to low-labor cost countries.

Compensation paid to Directors and Senior Management is reported, as for all public U.S. companies, in the Company's proxy statement which is distributed to Autoliv's shareholders.


Selected data in Swedish Kronor   1998    1997  Change
				----------------------

Net sales (million)             27,736  25,175  +10.2%
Income before taxes (million)    2,484   2,454   +1.2%
Net income (million)             1,497   1,429   +4.8%
Earnings per share               14.63   13.98   +4.7%


(Average exchange rates: USD1 = SEK 7.95 for 1998 and USD1 = SEK 7.73 for 1997)

                                      20.


CONDENSED CONSOLIDATED STATEMENT OF INCOME
(PRO FORMA and UNAUDITED)
					Years ended December 31,
(Dollars in millions, except per share data)
				   1998          1997(1)         1996(2)
------------------------------------------------------------------------
Net sales
- Airbag products               $2,416.7        $2,316.4        $2,287.3
- Seat belt products             1,072.0           940.4           917.1
Total net sales                  3,488.7         3,256.8         3,204.4

Cost of sales                   (2,741.2)       (2,537.0)       (2,523.9)
Gross profit                       747.5           719.8           680.5

Selling, general and
administrative expenses           (158.5)         (154.7)3)       (145.4)
Research and development
expenses                          (176.2)         (152.7)3)       (133.5)
Amortization of intangibles,
 primarily goodwill                (61.5)          (59.6)          (60.7)
Other income, net                    2.8             3.2             4.7
Operating income                   354.1           356.0           345.6

Equity in earnings of
affiliates                           6.4            10.3             3.0
Interest income                      8.0             7.1             6.4
Interest expense                   (56.0)          (55.9)          (54.5)
Income before taxes                312.5           317.5           300.5

Income taxes                      (123.9)         (129.4)         (126.0)
Minority interests in
subsidiaries                        (0.3)           (3.2)           (0.7)
Net Income                        $188.3          $184.9          $173.8

Earnings per share                 $1.84           $1.81           $1.69



SELECTED CASH FLOW ITEMS (UNAUDITED)


					 Years ended December 31,
(Dollars in millions, except per share data)
				    1998         1997(1)          1996(2)
------------------------------------------------------------------------
Net income                        $188.3          $184.9          $173.8

Depreciation and amortization      228.0           207.7           207.0
Deferred taxes and other            41.6            (7.7)            1.2
Change in working capital         (143.6)           55.6           (30.0)
Net cash provided by
operating activities               314.3           440.5           352.0

Capital expenditures              (279.2)         (215.8)         (269.6)
Acquisitions of businesses         (29.5)          (44.7)          (68.6)
Net cash after operating
and investing activities            $5.6          $180.0           $13.8

Cash flow per share                $0.05           $1.76           $0.13


1) Pro forma Jan.-April, 1997
2) Pro forma 1996
3) Pro forma numbers reclassified

                                      21.


CONDENSED CONSOLIDATED BALANCE SHEET


December 31,
(Dollars in millions)                   1998    1997
-----------------------------------------------------
Assets
Cash and cash equivalents             $118.5   $152.0
Accounts receivable                    664.2    569.2
Inventories                            264.9    197.8
Other current assets                    84.2     55.2
Total current assets                 1,131.8    974.2

Property, plant & equipment, net       868.6    727.2
Investments and other receivables       18.6     34.6
Intangible assets, net
(mainly goodwill                     1,649.1  1,694.5
Total assets                        $3,668.1 $3,430.5

Liabilities and shareholders' equity
Short-term debt                       $192.6   $186.2
Accounts payable                       457.1    385.3
Accrued expenses                       312.4    326.1
Other current liabilities               76.1     69.6
Income taxes                            24.5     32.3
Total current liabilities            1,062.7    999.5

Long-term debt                         628.6    611.8
Other non-current liabilities          116.2    100.8
Minority interest in subsidiaries       14.6     14.4
Shareholders' equity                 1,846.0  1,704.0
Total liabilities and shareholders'
equity                              $3,668.1 $3,430.5

CONDENSED CONSOLIDATED FINANCIAL INFORMATION
(UNAUDITED PRO FORMA)
The unaudited pro forma information for 1997 and 1996 set forth above gives effect to the acquisition (as described in Notes to Consolidated Financial Statements) as if it had been consummated on December 31, 1995, for balance sheet presentation purposes, and January 1, 1996, for income statement purposes.

The unaudited pro forma condensed consolidated balance sheet and statement of income of Autoliv, Inc. have been derived from historical consolidated balance sheets and statements of income of Autoliv AB, and the combined balance sheets and statements of income of Morton ASP, using the purchase method of accounting and prepared in accordance with U.S. GAAP, after giving effect to certain costs and expenses as described in the Prospectus dated March 24, 1997. Adjustments for subsequent changes to the initial purchase price allocation are also reflected.

For purposes of preparing the unaudited pro forma information for Autoliv 1996, exchange rates of US$1 = SEK6.87 and US$1 = SEK 6.7046 were used to convert SEK amounts as of and for the year ended December 31, 1996, respectively.

                                      22.
																								    22.



QUARTERLY FINANCIAL INFORMATION (unaudited)
(PRO FORMA before Q3 1997)


(Dollars in millions, except per share data)


			  Q1      Q2      Q3      Q4     Year
			  -----------------------------------

1998
Net sales              $837.9  $877.9  $804.4  $968.5 $3,488.7
Gross profit            182.8   193.0   162.9   208.8    747.5
margin %                21.8%   22.0%   20.3%   21.5%    21.4%
Operating income         82.8    93.2    74.1   104.0    354.1
margin %                 9.9%    10.6%   9.2%   10.7%    10,2%

Income before tax        70.7    84.3    64.0    93.5    312.5
Net income               42.4    50.6    37.8    57.5    188.3
Per share                0.41    0.50    0.37    0.56     1.84

1997
Net sales              $834.3  $849.4  $716.8  $856.3 $3,256.8
Gross profit            195.6   184.2   155.4   184.6    719.8
margin %                23.4%   21.7%   21.7%   21.6%    22.1%
Operating income        103.7    91.0    70.5    90.8    356.0
margin %                12.4%   10.7%    9.8%   10.6%    10.9%

Income before tax        93.9    83.0    61.6    79.0    317.5
Net income               55.0    48.5    34.9    46.5    184.9
Per share                0.54    0.47    0.34    0.45     1.81

1996
Net sales              $813.6  $823.3  $729.5  $838.0 $3,204.4
Gross profit            175.0   170.4   154.1   181.0    680.5
margin %                21.5%   20.7%   21.1%   21.6%    21.2%
Operating income         95.9    86.1    72.8    90.8    345.6
margin %                11.8%   10.5%   10.0%   10.8%    10.8%

Income before tax        85.8    74.9    62.5    77.3    300.5
Net income               48.9    43.5    35.0    46.4    173.8
Per share                0.48    0.42    0.34    0.45     1.69


Foreign exchange rates
The balance sheets of non-U.S. subsidiaries have been converted into dollars using the year-end rate of exchange. Income statements have been converted using the average rate of exchange for the year. The rates for the most important currencies are:



	 1998    1998     1997    1997      1996    1996
	 -----------------------------------------------
	Average Year-end Average Year-end Average Year-end

AUD      0.630   0.612    0.727   0.655    0.782   0.798
DEM      0.569   0.599    0.567   0.559    0.666   0.643
ESP/1000 6.703   7.037    6.715   6.601    7.902   7.627
FRF      0.170   0.179    0.169   0.167    0.196   0.191
GBP      1.656   1.676    1.641   1.667    1.568   1.689
NLG      0.505   0.532    0.503   0.496    0.594   0.573
SEK      0.126   0.124    0.129   0.127    0.149   0.146
JPY/1000 7.675   8.680    8.327   7.700    9.218   8.624

The DEM is the most representative currency for Autoliv in Europe. The DEM, at average rates, translated into 0.4% more dollars in 1998 compared to 1997. During 1997 the DEM decreased by 14.9% compared to the dollar.

                                      23.



Management's Discussion and Analysis


Data in this Management's Discussion and Analysis that relates to 1998 refers to the new Autoliv Group which was formed on May 1, 1997, by a combination of Autoliv AB and Automotive Safety Products ("ASP") of
Morton International, Inc. In this section the fiscal year 1997 consists of a four-month period before the combination with only data related to Autoliv
AB with its consolidated subsidiaries and an eight-month period with the new Autoliv Group, i.e. including ASP. Data for fiscal year 1996 refers to the original Autoliv Group only. For accounting purposes the combination was treated as the acquisition of ASP by Autoliv AB.


General
Net sales by product group
			       Years ended December 31,
(Dollars in millions)            1998    1997    1996
			       ----------------------
Airbag products                $2,417  $1,800  $ 818
Seat belt products              1,072     940    917
Total                          $3,489  $2,740 $1,735

Year ended December 31, 1998
versus year ended December 31, 1997

Net sales and Gross profit
Net sales for 1998 increased by $749 million to $3,489 million, a 27% increase. More than two-thirds of the increase was attributable to the inclusion of ASP for the entire year in 1998 compared to only eight months in 1997. Other than ASP, acquisitions contributed approximately $75 million of sales in 1998, a 3% increase. The balance of the increase was primarily due to underlying growth in unit sales volumes, net of the effect of decreases in unit prices. Foreign currency translation had a small negative effect.

In line with the long-term trend in the increasingly global automotive components industry, unit sales prices are continually under pressure. In response to this constant price pressure, reduction of costs remains a major strategic objective of the Company. At the gross profit level, cost control is achieved by the introduction of more cost-efficient components and designs, efficiencies from global purchasing contracts, vertical integration through acquisition of suppliers and continual improvements in manufacturing productivity. During 1998, the gross margin was maintained at the 21.4%
level achieved in 1997.

Operating income (loss)
Operating income was $354.1 million in 1998. This compares with an operating loss of $453.0 million in 1997. As a result of independent appraisals of the assets and liabilities of ASP, $732.3 million was allocated to In-process research & development as part of the purchase price allocation during 1997. As the Company's policy is to immediately expense research & development costs, this asset was written off following completion of the acquisition of ASP. Excluding this one-time write-off, operating income in 1997 was $279.3 million or 10.2% of sales. This operating margin was maintained in 1998 as both operating expenses as a percentage of sales and gross margin were unchanged from 1997.

Interest expense, net
Interest expense, net was $48.0 million in 1998 compared to $33.8 million in 1997. Net debt at December 31, 1998, was $703 million compared to $646 million at December 31, 1997. The higher net interest cost in 1998 was a result of carrying the debt assumed in the acquisition of ASP for a full year in 1998 and additional operational borrowing requirements. Lower average interest rates somewhat lessened the impact of the higher borrowing level.

Income taxes
The effective tax rate in 1998 was 39.6%. Excluding the effect of the write-off of acquired R&D, the effective tax rate in 1997 was 38.9%. There were a number of offsetting factors which had an impact on the effective rate in 1998 compared to 1997, such as the effect of having goodwill amortization in ASP for a full year compared to only eight months in 1997. The effective rate was also increased by a higher overall non-U.S. effective rate due to an increase in the basis of taxation in Germany and an unfavorable country mix. On the positive side, the amount of losses which could not receive tax benefit, decreased considerably in 1998. There was also a benefit in 1998 for the utilization of a tax loss carry forward.

Net income (loss) and Earnings (loss) per share
Net income in 1998 was $188.3 million. The R&D write-off in 1997 caused a net loss for the year of $579.6 million. Excluding the effect of this write-off, net income was $152.7 million in 1997. Return on sales decreased to 5.4% in 1998 from 5.6% in 1997. This decrease was due to the effect of net interest expense and the higher effective tax rate in 1998 compared to 1997. Earnings per share in 1998 was $1.84. In 1997, the Company showed a loss per share of $6.70 due to the write-off of acquired R&D.

Year ended December 31, 1997
versus year ended December 31, 1996

Net sales and Gross profit
Net sales for 1997 increased by $1,005 million to $2,740 million, a 58% increase. In addition to ASP, the company acquired Marling Industries plc, a publicly traded U.K. company. Also, Autoliv Argentina, previously 50% owned, became a wholly-owned subsidiary. Other than ASP, acquisitions did not have a material effect on financial position or results of operations. Excluding acquisitions, U.S. dollar sales were essentially unchanged from year to year, reflecting the increased value of the U.S. dollar. Sales in local currencies, exclusive of acquisitions, increased by approximately 11%. The local currency increase does not fully reflect the increase in unit

                                      24.


sales volumes, which was in excess of 15% on average. Substantially all of the 1996 sales were outside of the U.S.

In line with the long-term trend in the increasingly global automotive components industry, unit sales prices are continually under pressure. In response to this constant price pressure, reduction of costs remains a major strategic objective of the Company. At the gross profit level, cost control has been achieved by efficiencies from glob-al purchasing contracts, vertical integration through acquisition of suppliers and continual improvements in manufacturing productivity. Despite pricing pressures, the Company has maintained, and even slightly increased its gross margin percentage over the past several years. The gross margin was 21.4% in 1997 compared to 20.0
% in 1996. The significant gross margin increase in 1997 was largely due to the effect of the acquisition of ASP which has historically had higher margins than Autoliv AB.

Operating income (loss)
Operating loss was $453.0 million in 1997. As a result of independent appraisals of the assets and liabilities of ASP, $732.3 million was allocated to In-process research & development as part of the purchase price allocation process. As the Company's policy is to immediately expense research & development costs, this asset was written off following completion of the acquisition of ASP. Excluding this one-time write-off, Operating income in 1997 was $279.3 million or 10.2% of sales. This compares with Operating income of $163.0 million in 1996, which was 9.4% of sales. The improved gross margin in 1997 more than offset an increase in operating expenses of 0.6% of sales. The operating expense increase is a result of the amortization of the goodwill and intangibles arising in connection with the acquisition of ASP. Excluding this amortization, operating expenses showed a slight decrease as a percentage of sales.

Interest expense, net
As a result of the debt assumed in the acquisition of ASP, interest expense, net was $33.8 million in 1997 compared to interest income, net of $0.3 million in 1996. Net debt at December 31, 1997, was $646 million. At December 31, 1996, the Company was in a net cash position, with net cash of $56 million.

Income taxes
Excluding the effect of the write-off of acquired R&D, the effective tax rate in 1997 was 38.9% versus 33.3% in 1996. The goodwill amortization arising in connection with the acquisition of ASP was the principal reason for the increase. In addition, an unfavorable country mix increased the effective rate. In particular, the rate on ASP's income, which is primarily U.S., is higher than the effective rate on the income of Autoliv AB, which is virtually all non-U.S. In addition, the non-U.S. effective rate benefitted from a favorable country mix in 1996 compared to 1997.

Net income (loss) and Earnings (loss) per share
The R&D write-off in 1997 caused a net loss for the year of $579.6 million. Excluding the effect of the write-off of acquired R&D, net income was $152.7 million in 1997 compared to $113.3 million in 1996. Return on sales decreased to 5.6% in 1997 from 6.5% in 1996. This decrease was due to the effect of net interest expense on the pre-tax margin and the higher effective tax rate in 1997 compared to 1996. The loss per share in 1997 was $6.70 compared with an income per share of $2.06 during 1996.


Liquidity, Capital Resources and Financial Position

Operating and Investing Activities
Net cash provided by operating activities was $314 million during 1998, $343 million during 1997, and $159 million in 1996. This cash generation was more than adequate to cover capital expenditures. These expenditures for property, plant and equipment were $285 million in 1998, $183 million in 1997, and $148 million in 1996. Budgeted capital expenditure for 1999 is $300 million. Capital expenditures as a percentage of sales were 8.2% in 1998, 6.7% in 1997, and 8.5% in 1996. Most capital expenditure is allocated to additional manufacturing capacity. The higher level of capital expenditure in 1998 was necessary due to rapidly growing production volumes and order intake. New plants were completed in the U.S. and Brazil and are under construction in Canada, Poland, Romania and Argentina. Construction of a technical center began also in Japan.

During 1997 and 1996, capital expenditures for increased manufacturing capacity included a new plant in the United Kingdom for production of textile airbags, a new seat belt plant in Mexico and an extension of the plant in Barcelona, Spain.

In Sweden, the construction of the Autoliv Safety Center was completed in 1997. The total cost for the Safety Center was $11 million, most of which was spent in 1996. At Elmshorn, in northern Germany, another crash test facility was completed in 1997, as a complement to the tech Center in the south of Germany. In the U.S., the construction of the Company's North American Tech Center was completed in 1996. The total cost of this complex amounted to $13 million, most of which was spent in 1996.

The Company has continued its program of geographic expansion and of vertical integration through the acquisition of supply companies. Cash (net of cash acquired) paid for acquisitions was $30 million in 1998, $45 million in 1997, and $69 million in 1996.
Goodwill of $38 million in 1998, $38 million in 1997, and $33 million in 1996 associated with the acquisitions is being amortized over 10 to 20 years. During 1998, the Company increased its ownership interest in several of its joint venture investments, in some cases converting the joint ventures, such as Autoliv-Nokia and Sagem-Autoliv, into wholly-owned subsidiaries.
During 1997, the Company acquired Marling Industries plc, a U.K. supplier of seat belt webbing. The Company also increased its 50% shareholding in Autoliv Slowik Argentina to 100%. During 1996, the Company purchased an additional 27% interest in Isodelta S.A., a steering wheel manufacturer. Also in 1996, the Company purchased Autoliv Hammarverken AB and
Autoliv Mekan AB.  Both companies are manufacturers of seat components.

The Company's acquisition of ASP in 1997 was for shares of Autoliv, Inc. and thus did not use cash. The transaction, however, generated goodwill of $1,361 million which is being amortized over a period of 40 years, and additionally other intangible assets of $270 million, which are being amortized over 7 to 25 years.

                                      25.


Financing Activities
Cash generated after operating and investing activities was $6 million in 1998. Net cash and cash equivalents increased by $34 million. Cash used by financing activities of $45 million consisted principally of dividends paid. The effect of exchange rates increased cash by about $6 million. In line with the expansion of the Company's business operations, net debt increased by $57 million during 1998 to $703 million. Consequently, the net debt to equity ratio stood unchanged at 38% at year-end.

Prior to the acquisition of ASP, Autoliv AB had been self-financing and had generally operated in a net cash position. However, a substantial amount of debt was assumed with the purchase of ASP. At acquisition on May 1, 1997, ASP had net debt of $705 million. This was reduced somewhat by ASP's cash flow from operations subsequent to the acquisition.

At December 31, 1998, most of the Company's long-term debt consisted of U.S. borrowings of $349 million of commercial paper at a weighted average rate of 5.7% and $250 million of borrowing under a revolving credit agreement. Commercial paper borrowings outstanding at December 31, 1998, have been classified as long-term since the Company intends to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the available credit facilities. The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate debt. These agreements are described in the Notes to Consolidated Financial Statements.

The Company pays regular quarterly dividends. The current dividend is $0.11 per share each quarter. Total cash dividends of $45.0 million were paid in 1998 compared with $42.9 million in 1997. At December 31, 1998 there were 102.3 million shares outstanding, a very slight increase from the
102.2 million shares outstanding at the beginning of the year.

For the foreseeable future, cash flow from operations, together with available financial resources, are expected to be adequate to fund the Company's anticipated working capital requirements, capital expenditures, acquisition program and dividend payments.


Year 2000 Issue
Many financial information and operations systems used today may be unable to interpret dates after December 31, 1999, because these systems allow only two digits to indicate the year in a date. Consequently, these systems are unable to distinguish January 1, 2000, from January 1, 1900, which could have adverse consequences on the operations of an entity and the integrity of information processing. This potential problem is referred to as the "Year 2000" or "Y2K" issue.

Autoliv has established a company-wide Y2K compliance program to determine Y2K issues and has defined a strategy to assure Y2K compliance. The compliance program includes: internal computer systems, manufacturing systems, suppliers and service providers. The company is following the compliance program of the Automotive Industry Action
Group ("AIAG"), which represents several of its largest customers. The AIAG self assessment surveys are updated each quarter.

The phases common to all areas of the compliance program are: project start-up; inventory and assessment; conversion, upgrade and renovation; validation, including testing; and implementation. The project start-up and the inventory and assessment phases are completed. The conversion, upgrade and renovation are essentially completed. Validation, testing and implementation will to a large extent be completed during first quarter 1999.

The majority of the Company's IT systems are currently Y2K ready. The balance of the Company's systems are currently in the final stage of being modified or replaced, with all significant systems targeted for Y2K readiness status by mid 1999. The need for contingency plans will be evaluated as this target date approaches. In several instances, the Company has replaced, or is in the process of replacing, older software with new programs and systems, rather than modifying existing systems solely to become Y2K ready. Replacing these systems results in a significant upgrade in systems and capabilities. Although the timing of the system replacements is influenced by the Y2K issue, in most instances these systems would have been replaced in the normal course of business. The Company does not anticipate that the costs associated with remedying the Company's non-compliant IT systems will be material.

The non-IT systems such as in the manufacturing, warehousing, R&D and building facilities areas are also being tested. The conversion, upgrade and renovation of such equipment is completed to a large extent. The renovation of the remaining systems is expected to be completed by mid 1999. The cost of making the non-IT systems Y2K compliant is not expected to be material.

The Company has identified the most likely risk of Y2K non-compliance as the risk that automotive suppliers will not be Y2K compliant. Due to the general uncertainty inherent in the Y2K problem, the Company is unable to determine at this time whether the consequences of Y2K compliance failures will have a material effect on the Company's results of operations or financial condition. In addition, the Company does not have control over service providers and as a result cannot currently estimate to what extent future operating results may be adversely affected by the failure of these service providers to successfully address their Y2K issues.

The need for a contingency plan to deal with scenarios where Autoliv's external suppliers and service providers are not Y2K compliant at an appropriate date will be established during the second quarter of 1999.

The dates of completion and the costs of the program described above are based on management's estimates, which were derived utilizing assumptions of future events, including the availability of certain resources, third party modification plans and other factors. There can be no guarantee that these estimates will be achieved. If the actual timing and costs for the Y2K program differ materially from those anticipated, the Company's financial results and financial condition could be materially adversely affected. Management is periodically providing status reports to the Board of Directors. The Company is mainly using internal resources to address this issue, and believes that these resources will be sufficient to mitigate any potentially significant problems. Related expenses, which are not material, are charged to income as incurred.

                                      26.


New Accounting Pronouncement
In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("Statement 133"). Statement 133 establishes new standards for the recognition and measurement of derivatives and hedging activities. Statement 133 is effective for financial statements for fiscal years beginning after June 15, 1999, and therefore the Company will adopt the new requirements in 2000. The Company has not completed its review of Statement 133, but does not anticipate that the adoption of this statement will have a significant effect on the Company's reported financial position or results of operations.

Impact of Inflation
Inflation generally has not had a significant impact upon the Company's financial position or results of operations. Inflation is currently expected to remain low in all of the major countries in which the Company operates.


Market risk
A major portion of the Company's operations consists of manufacturing and sales activities in foreign jurisdictions. The Company manufactures its products in several countries and sells the products in mostly those markets, but also in other markets. As a result, the Company's financial results are affected by factors such as changes in foreign currency exchange rates or weak economic conditions in any markets in which the Company distributes its products.

The Company's income statement is exposed to the impact of translating the non-U.S. dollar based operations into U.S. dollars. The income statement of the non-U.S. operations are translated into U.S. dollar using the average rate of exchange for the year. During 1998, this currency translation had a negative impact on sales of approximately one percentage point. The
Company does not engage in hedging activities to cover the translation exposure.

The Company is engaged in cross-border transactions, both external and internal. The currency exposure related to such sales or purchase transactions which result in receivables or liabilities denominated in foreign currency are not material for the Company. However, to reduce such transaction exposure the Company uses foreign currency contracts for periods up to six months.


The Company's interest income and expense are impacted by changes in the general level of Euro and U.S. dollar interest rates. In this regard, changes in Euro interest rates affect the interest earned on the Company's cash equivalents, and changes in the U.S. dollar and Euro interest rates affect the interest paid on its debt. To mitigate the impact of fluctuations in U.S. dollar interest rates, the Company currently maintains approximately 20% of its debt as fixed rate in nature by borrowing on a long-term basis or entering into interest rate swap transactions.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission.


Interest rate sensitivity (U.S $ millions)

Principal (notional) amount
by expected maturity                                                             Fair value at
Average interest (swap) rate  1999  2000   2001  2002   2003  Thereafter  Total  December 31, 1998
			     ---------------------------------------------------------------------
Overdraft/Other short-term
debt                         179.0                                        179.0              179.0

Average interest rate %        5.0
Commercial paper 1)          348.7                                        348.7              348.7
Average interest rate %        5.7

Revolving credit
agreement 1)                 250.0                                        250.0              250.0
Average interest rate %        5.3

Long-term debt, including
current portion 2)
Variable rate                 13.6  13.0    4.8   4.8    2.2       5.1     43.5               43.5

Average interest rate %3)
Total debt                                                                821.2

Interest rate swap

Pay fixed/receive variable                       60.0   75.0              135.0               (0.9)
Pay rate %                                        5.3    5.9
Receive rate %                                    5.5    5.5


1) Classified as long-term since refinancing on a long-term basis is intended.
2) Primarily denominated in Euro currencies.
3) Principally based on Libor plus 0.25%

                                      27.




Consolidated Statement of Income

					  Years ended December 31,

(Dollars and shares in millions, except per share data)

				     1998        1997 (1)       1996 (2)
------------------------------------------------------------------------
Net sales                        $3,488.7        $2,739.6       $1,734.5
Cost of sales                    (2,741.2)       (2,152.6)      <1,387.3)
Gross profit                        747.5           587.0          347.2


Selling, general and
administrative expenses            (158.5)         (131.9)         (76.3)
Research and development
expenses                           (176.2)         (136.6)        (100.0)

Write-off of acquired R&D              -           (732.3)             -

Amortization of intangibles,
primarily goodwill                  (61.5)          (43.1)         (11.2)
Other income, net                     2.8             3.9            3.3

Operating income (loss)             354.1          (453.0)         163.0


Equity in earnings of affiliates      6.4             9.5            7.5

Interest income                       8.0             5.6            5.7

Interest expense                    (56.0)          (39.4)          (5.4)
Income (loss) before
income taxes                        312.5          (477.3)         170.8


Income taxes                       (123.9)          (99.1)         (56.8)
Minority interests in subsidiaries   (0.3)           (3.2)          (0.7)
Net income (loss)                  $188.3         $(579.6)        $113.3


Earnings (loss) per common share - and earnings (loss)
per common share assuming dilution
				    $1.84          $(6.70)         $2.06

Number of shares used in
computing per share amount          102.3            86.5           55.0

Number of shares outstanding        102.3           102.2           55.0


See Notes to Consolidated Financial Statements
1) Autoliv AB and subsidiaries for period on and prior to April 30, 1997; Autoliv, Inc., for May 1 to December 31, 1997
2) Autoliv AB and subsidiaries

                                      28.

Consolidated Balance Sheet


						       December 31,
(Dollars in millions)                                 1998    1997
------------------------------------------------------------------
Assets

Cash and cash equivalents                           $118.5   $152.0
Receivables, net of allowances of
9.5 and $8.2 million, respectively                   664.2    569.2
Inventories                                          264.9    197.8
Refundable and deferred income tax benefit            43.1     20.5
Prepaid expenses                                      41.1     34.7
Total current assets                               1,131.8    974.2

Property, plant and equipment, net                   868.6    727.2
Investments and other receivables                     18.6     34.6
Intangible assets, net (primarily goodwill)        1,649.1  1,694.5
Total assets                                      $3,668.1 $3,430.5


Liabilities

Short-term debt                                     $192.6   $186.2
Accounts payable                                     457.1    385.3
Accrued expenses                                     312.4    326.1
Other current liabilities                             76.1     69.6
Income taxes                                          24.5     32.3
Total current liabilities                          1,062.7    999.5

Long-term debt                                       628.6    611.8
Other non-current liabilities                        116.2    100.8
Minority interests in subsidiaries                    14.6     14.4
Total non-current liabilities and
minority interests                                   759.4    727.0


Shareholders' equity

Common stock
(shares outstanding 102.3 million
and 102.2 million)                                   102.3    102.2
Additional paid-in capital                         1,940.0  1,938.5
Retained earnings (accumulated deficit) and
accumulated other comprehensive income (loss)       (196.3)  (336.7)
Total shareholders' equity                         1,846.0  1,704.0

Total liabilities and shareholders' equity        $3,668.1 $3,430.5

See Notes to Consolidated Financial Statements

                                      29.


Consolidated Statement of Cash Flows


						    Years ended December 31,
(Dollars in millions)                              1998     1997(1)    1996(2)
------------------------------------------------------------------------------
Operating activities
Net income (loss)                                $188.3    $(579.6)     $113.3
Adjustments to reconcile net income (loss)
to net cash provided by operating activities:
	Write-off of acquired R&D                    -       732.3          -
	Depreciation and amortization             228.0      162.6        82.0
	Deferred income taxes                      38.3        1.4          -
	Undistributed earnings from
	affiliated companies                        3.3       (7.8)       (7.5)
	Changes in operating assets and liabilities
  Receivables and other assets                   (108.5)      47.0        (4.2)
  Inventories                                     (52.4)     (16.1)       (2.4)
  Accounts payable and
  accrued expenses                                 26.1       22.2       (20.0)
  Income taxes                                     (8.8)     (18.6)       (2.2)
Net cash provided by operating activities         314.3      343.4       159.0

Investing activities
Expenditures for property, plant
and equipment                                    (284.8)    (182.8)     (147.8)
Acquisition of businesses and investments
in affiliated companies, net of cash acquired     (29.5)     (44.8)      (68.9)
Other                                               5.6        4.2         5.7
Net cash used for investing activities           (308.7)    (223.4)     (211.0)

Net cash before financing                           5.6      120.0       (52.0)

Financing activities
Increase/(decrease) in short-term debt              3.1      108.6        18.4

Increase/(decrease) in long-term debt              15.6     (163.0)       (0.4)
Increase/(decrease) in minority interest            0.2      (10.9)       22.0
Dividends paid                                    (45.0)     (42.9)      (18.5)
Compulsory acquisition of Autoliv AB shares
and options exercised                                 -      (20.8)          -
Other, net                                        (18.5)       1.5         4.5
Net cash (used for) provided by
financing activities                              (44.6)    (127.5)       26.0

Effect of exchange rate changes on cash             5.5      (17.4)       (3.3)
Increase /(decrease) in cash and cash
equivalents                                       (33.5)     (24.9)      (29.3)

Cash in Morton ASP May 1, 1997                        -       45.2           -
Cash and cash equivalents at beginning of yea     152.0      131.7       161.0
Cash and cash equivalents at end of year         $118.5     $152.0      $131.7


See Notes to Consolidated Financial Statements
1) Autoliv AB and subsidiaries for period on and prior to April 30, 1997; Autoliv Inc. for May 1 to December 31, 1997
2) Autoliv AB and subsidiaries

                                      30.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share data)

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include Autoliv, Inc. and all companies in which Autoliv, Inc., directly or indirectly, owns more than 50% of the voting rights (the "Company") and have been prepared in accordance with U.S. GAAP.
All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.
Investments in affiliated companies in which the Company owns between 20 and 50 percent of the votes at the end of each year are reported according to the equity method of accounting.

Use of Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Policies

Translation of non-U.S. Subsidiaries
The balance sheets of non-U.S. subsidiaries are translated using year-end rates of exchange. Income statements are translated at the average rate of exchange for the year. Translation differences are reflected as other comprehensive income in a separate component of shareholders' equity.

Revenue Recognition
Sales of products are recorded as of the actual date of shipment. Sales include the sales value exclusive of added tax.

Research and Development
Research and development expenses are charged to income as incurred.

Depreciation of Property, Plant and Equipment
The Company provides for depreciation of property, plant and equipment, all of which are recorded at cost, by annual charges to income, computed under the straight-line method over their estimated useful lives, ranging from 3 to 40 years.

Amortization of Intangible Assets
Goodwill is amortized on a straight-line basis over periods ranging from 10 to 40 years. Other intangible assets, principally related to technology, are amortized over 8 to 25 years.

Income Taxes
Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws. Deferred tax assets are reduced, if necessary, by the amount of any tax benefits that is not expected to be realized.

Impairment of Long Lived and Identifiable Intangible Assets
The Company evaluates the carrying value of long lived assets and identifiable intangible assets for potential impairment on an ongoing basis.

Earnings Per Share
In 1997, the Financial Accounting Standards Board issued Statement 128, "Earnings Per Share". Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. The difference between basic and diluted earnings per share is not material in 1998 and 1997 and not applicable for prior years, as no dilutive securities were issued.

Earnings per share is based on the weighted average number of shares outstanding, adjusted for the 2 for 1 stock split in Autoliv AB in May 1996.

Cash Equivalents
The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Financial Instruments
The Company utilizes interest rate agreements and foreign exchange contracts to manage interest rate and foreign currency exposures. The principal objective of such contracts is to minimize the risks and/or costs associated with financial and global operating activities. The Company does not utilize financial instruments for trading or other speculative purposes.

The Company periodically enters into forward exchange contracts with terms of six months or less to hedge anticipated or committed transactions denominated in foreign currencies and certain receivables and payables.

The purpose of the Company's foreign currency hedging activities is to protect the company from the risk that the eventual functional currency net cash inflows resulting from the sale of products to foreign customers and purchases from foreign suppliers may be adversely affected by changes in exchange rates. As of December 31, 1998 the Company had no material forward contracts. Gains and losses were not significant in 1998 or 1997.

For interest rate instruments, See Note 10.

                                      31.

Note 1 (continued)
Receivables and Liabilities in non-U.S. Currency
Receivables and liabilities denominated in non-U.S. currency are converted at year-end rates of exchange. Transaction gains (losses) reflected in current income, amounted to $2.3 million in 1998 $(3.8) million in 1997 and $(1.2) million in 1996.

Inventories
Inventories are valued at the lower of cost or market. Cost is computed according to the first-in, first-out method (FIFO).

Reporting comprehensive income
As of January 1, 1998, the Company adopted Statement 130, "Reporting Comprehensive Income". Statement 130 establishes new rules for the reporting and display of comprehensive income and its components;
however, the adoption of this Statement had no impact on the Company's net income or shareholders' equity. Statement 130 requires the foreign currency translation adjustment, which prior to adoption was reported separately in shareholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement 130.


Note 2. Significant Business Acquisitions

Acquisition of Morton ASP
On May 1, 1997, Autoliv, Inc. consummated the transactions described in the Prospectus relating to the following transactions: (i) the exchange by Autoliv, Inc. (the "Exchange Offer") of one share of Autoliv, Inc. for each share of Autoliv AB, a Swedish corporation ("Autoliv AB"), which was tendered in the Exchange Offer and (ii) the merger (the "Merger," and, together with the Exchange Offer, the "Combination") of Morton International, Inc. ("Morton") into a wholly-owned subsidiary of Autoliv, Inc. in which Morton (renamed Autoliv ASP, Inc.) was the surviving corporation and the shareholders of Morton received one share of Autoliv Inc. for approximately every three shares they owned of Morton. On April 30, 1997, Morton transferred all of its assets and liabilities other than those relating exclusively to the Automotive Safety Products Business of Morton ("ASP") to a newly formed subsidiary of Morton, New Morton International, Inc. (the "Spin-off"). Prior to May 1, Autoliv, Inc. had no operations. Following the transactions described above, Autoliv, Inc. began conducting operations May 1, 1997, through its two wholly owned subsidiaries - Autoliv AB and Autoliv ASP
Inc.

As of November 30, 1997, 54,391,516 shares of Autoliv AB, representing approximately 98.9% of the outstanding shares of Autoliv AB had been exchanged for the same number of shares of Autoliv, Inc. A compulsory acquisition procedure pursuant to Swedish law was started in July. At December 31, 1997, Autoliv, Inc. had control of the remaining 608,484 shares in Autoliv AB and in 1998 compensated the previous shareholders in
cash for these shares.   Pursuant to the Merger, Morton shareholders
received 47,753,108 shares of Autoliv, Inc. As of December 31, 1998, there were 102.3 million shares issued and outstanding with a par value of $1 per share.

The Combination has been accounted for as a purchase for financial accounting purposes in accordance with U.S. generally accepted accounting principles, with Autoliv, treated as the acquirer of ASP. The purchase price for ASP was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition as follows:


Purchase price:
Debt assumed less cash                                $704.8
Other long-term liabilities assumed                     87.2
Stock issued (1)                                     1,931.3
Merger cost                                             32.9
						     2,756.2
Fair market value of assets and liabilities acquired:
Net working capital                                     25.0
Property, plant and equipment                          361.0
Investments and other non-current assets                 2.2
Deferred taxes - non-current                             4.7
Intangible assets                                      270.0
In-process research and development (2)                732.3
Purchase price over fair value of
net assets acquired (goodwill)                      $1,361.0

1) Based on SEK267.5, the average share price of Autoliv AB on the Stockholm Stock Exchange during the period of two days prior and two days post announcement of the combination on September 30, 1996 (or $40.41/share based on an exchange rate of $1 = SEK6.62). The issuance of 47.8 million new shares results in a purchase price for ASP of $1,931.3 million.

2) The In-process research and development was charged to operating expense immediately after the completion of the acquisition.
The excess of the purchase price over the fair value of net assets acquired has been recorded as goodwill. Independent appraisals have been used in establishing the fair market values.

The In-process research and development was charged to income in May, 1997 as a non-tax deductible item. The goodwill amortization is also non-tax deductible.

The estimated life and yearly amortization using the straight-line method are:

							  Yearly
Intangible assets:                         Years    amortization
					   ---------------------
Assembled work force                        8.0             $1.7
Specific patent technology                  7.5              9.1
Common technology                          25.0              7.5
Goodwill                                   40.0             34.0
Total                                                      $52.3


The unaudited pro forma statements shown on pages 19-23 in the Annual
Report present the consolidated results of operation as if the acquisition had occurred at the beginning of the periods presented and do not purport to be indicative of what would have occurred, had the combination been made as of those dates or of results which may occur in the future.

Other Acquisitions
Effective January 1, and October 1, 1998, the Company acquired the remaining 50% of the shares in Autoliv-Nokia and the remaining 50% in Sagem-Autoliv, two joint venture for electronics. Autoliv's 49% interest in Autoflug South Africa was increased to 100% as of July 1, while the interest in Autoliv Cankor in Turkey

                                      32.


Note 2. (Continued)
was increased from 50% to 90% as of April 1. In addition, the assets of STC, Japan, were acquired. Annual external sales of these companies, including Autoliv Thailand and Autoliv Philippines in which Autoliv's holdings now exceed 50%, are approximately $65 million.
Effective October 1, 1997, the Company purchased Marling Industries plc.
In its last full fiscal year prior to the acquisition, ending March 31, 1997, Marling Industries plc had sales of approximately $100 million. In May
1997 the Company increased its 50% shareholding in Autoliv Slowik
Argentina to 100%. Autoliv Argentina has yearly sales of less than $20 million.

In January 1996, the Company purchased an additional 27% interest in Isodelta S.A., in which the Company previously held a 49% interest since October 1, 1995. Additionally, in January 1996, the Company purchased 100% of Autoliv Hammarverken AB and Autoliv Mekan AB.

The acquisitions have been accounted for using the purchase method of accounting, and accordingly the results of operations of the entities have been consolidated since the respective dates of acquisition. Investments in which the Company previously owned between 20-50% prior to these acquisitions were accounted for using the equity method. The total purchase price of these acquisitions amounted to $42 million in 1998, $49 million in 1997 and $58 million in 1996. Goodwill of $38 million, $38 million and $33 million, respectively, associated with these acquisitions is being amortized over 10 to 20 years.


Note 3. Fair Values of Financial Instruments
The following methods were used by the Company to estimate its fair value disclosures for financial instruments.

Current Assets and Liabilities
The carrying amount reported in the balance sheet for current assets and liabilities approximates their fair value because of the short maturity of these items.

Long-Term Debt and Other Non-Current Liabilities
The carrying amount reported in the balance sheet for long-term debt and other non-current liabilities approximates their fair value because these instruments bear rates consistent with current market interest rates.

Note 4. Income Taxes

				   1998            1997            1996
				   -------------------------------------
Income (loss) before income taxes
United States                     $124.6         $(655.4)         $(16.0)
Non-U.S.                           187.9           178.1           186.8
Total                             $312.5         $(477.3)         $170.8

Provision for income taxes
Current
U.S. federal                       $12.7           $26.1            $0.0
	Non-U.S.                    64.9            66.8            54.7
	U.S. state and local
				     8.0             4.8             0.0
Deferred
	U.S. federal                26.7             4.7             0.0
	Non-U.S.                     7.1            (5.4)            2.1
U.S. state and local                 4.5             2.1             0.0
Total income taxes                $123.9           $99.1           $56.8


				    1998            1997            1996
				    ------------------------------------
Effective income tax rate
U.S. Federal income tax rate
				   35.0%           35.0%           35.0%
Goodwill amortization                4.8             3.8             1.0
Net operating loss
carryforwards                       (2.5)              _               _
Non-utilized operating
losses                               0.9             4.1             3.7
Foreign tax rate variances           0.8            (2.1)           (5.0)
State taxes, net of
federal benefit                      2.6             1.8             0.0
Earnings of equity
investments                         (0.7)           (1.3)           (1.5)
Other                               (1.3)           (2.4)            0.1
Effective income tax rate           39.6%           38.9%1)         33.3%


1)The effective income tax rate in 1997 is computed as the ratio of reported income taxes to the income before income taxes which would result if the non-deductible $732.3 million write-off of R&D were added back to the reported loss before income taxes.

                                      33.

Note 4. (continued)
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1998, the Company had net operating loss carry-forwards of approximately
$60 million. Approximately $50 million of these loss carry-forwards have no expiration date. The balance expire on various dates through 2005. Valuation allowances have been established which partially offset the related deferred assets due to the uncertainty of realizing the benefit of certain of the loss carry-forwards.


Deferred taxes
December 31,                                1998            1997
					   ---------------------
Assets:
Loss contracts                             $33.3           $49.3
Accruals and reserves                       53.6            40.1
Costs capitalized for tax                   11.0            19.3
Property, plant and equipment                1.5            10.5
Pensions                                    11.6             8.1
Future tax benefits, principally NOLs       30.6            42.7
Other temporary differences                  2.3             2.0
					   143.9           172.0
Valuation allowance                        (22.6)          (35.2)
					   121.3           136.8
Liabilities:
Acquired intangibles                       (94.7)         (102.0)
Statutory tax allowances                   (12.4)           (8.3)
Other temporary differences                (29.2)          (13.8)
Net deferred tax (liability) asset        $(15.0)          $12.7

Deferred income taxes have not been provided on approximately $395 million of undistributed earnings of foreign subsidiary companies, which are considered to be permanently reinvested. Any U.S. taxes payable on foreign earnings which may be remitted, however, will be substantially offset by foreign tax credits.


Note 5. Inventories

December 31,                                      1998    1997
						--------------
Raw material                                    $157.0  $113.1
Finished products and work in-progress           107.9    84.7
Total                                           $264.9  $197.8


Note 6. Investments
The Company has invested in about 15 affiliated companies where the ownership is 20-50%. These are accounted for under the equity method. Total investment was $17 million, $33 million, and $26 million, at December 31, 1998, 1997 and 1996, respectively.


Note 7. Property, Plant and Equipment

December 31,                                    1998     1997
						-------------
Land and land improvements                      $41.9    $31.1
Machinery and equipment                       1,163.9    712.6
Buildings                                       352.7    268.3
Construction in progress                        115.9     95.8
					      1,674.4  1,107.8
Less accumulated depreciation                  (805.8)  (380.6)
Net                                            $868.6   $727.2

Depreciation was $166.5 million, $119.5 million and $70.8 million in 1998, 1997 and 1996, respectively.


Note 8. Intangible assets

December 31,                                    1998      1997
					    ------------------
Goodwill                                    $1,479.4   1,463.6
Other intangible assets from acquisitions      312.7     311.4
					     1,792.1   1,775.0

Less accumulated amortization                 (143.0)    (80.5)
Net                                         $1,649.1  $1,694.5

Note 9. Debt and Credit Agreements
The Company has U.S. dollar and non-U.S. dollar credit agreements, principally in the form of overdraft facilities, with banks in different countries. Total available facilities as of December 31, 1998, amounted to $463 million, of which $179 million was utilized. The weighted average interest rate on short-term borrowings outstanding at December 31, 1998, and 1997 was 5.0% and 5.8% respectively. The aggregate amount of unused lines of credit at December 31, 1998 was $284 million.


Note 10. Long-Term Debt

December 31,                                  1998    1997
					    --------------
Long-term debt                              $628.6  $611.8

At December 31, 1998, most of the Company's long-term debt consisted of U.S. borrowings of $348.7 million of commercial paper at a weighted average rate of 5.7% and $250.0 million of borrowings at a weighted average rate of 5.3% under a revolving credit agreement.

At December 31, 1997, virtually all of the Company's long-term debt consisted of U.S. commercial paper borrowings. At December 31, 1997, commercial paper borrowings of $598.0 million were outstanding at a weighted average rate of 6.4%. Other long-term debt of $29.9 million at December 31, 1998, and $13.8 million at December 31, 1997, consisted of unsecured medium term bank borrowings in Europe due in various yearly installments through 2013. The loans carry floating interest rates based on various indices and ranged from 4.0% to 8.0% at December 31, 1998.

                                      34.

Note 10. (continued)
The Company's principal U.S. operating subsidiary (the "U.S. Subsidiary") has a $850.0 million revolving credit facility with a group of banks expiring in April, 2002. The facility supports the U.S. Subsidiary's commercial paper borrowings and is available for other corporate purposes. The amount available for borrowings is reduced by the outstanding commercial paper. Borrowings are unsecured and bear interest, at the U.S. Subsidiary's option, at various rates based on the base rate or adjusted EuroDollar rate. The U.S. Subsidiary pays a facility fee based on the aggregate loan exposure of all lenders. Borrowings are prepayable at any time and are due at expiration.
The facility is subject to financial covenants requiring the U.S. Subsidiary to maintain certain levels of cash flow and an interest coverage ratio, as well as a limitation on indebtedness and dividends. The U.S. Subsidiary was in compliance with these covenants at December 31, 1998. These covenants do not impair the ability of Autoliv, Inc. to make regular quarterly dividend payments or to meet other expected cash commitments. Commercial paper borrowings outstanding and borrowings under the U.S. revolving credit agreement at December 31, 1998, have been classified as long-term since the U.S. Subsidiary intends to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the available credit facilities.

The U.S. Subsidiary has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate debt. The swap agreements are contracts to exchange floating rate for fixed interest payments periodically over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The differential paid or received on interest rate agreements is recognized as an adjustment to interest expense.

As of December 31, 1998, the U.S. Subsidiary had entered into an interest rate swap agreement with certain lenders providing bank financing. The agreement effectively fixed the interest rate on floating rate debt at a rate of 5.9% for a notional principal amount of $60.0 million through December 2002, and 5.9% for a notional principal amount of $75.0 million through June 2003.


Note 11. Shareholders' Equity

			   Number      Share    Paid in  Other          Retained   Total
			   of shares   Capital  capital  comprehensive  earnings   shareholders'
			  (in millions)                  income (loss)                   equity
------------------------------------------------------------------------------------------------
Balance at December 31, 1995    27.5    $70.8     $60.0         $58.8     $189.3         $378.9

Stock split 2:1                 27.5
Dividend 1996                                                              (18.5)         (18.5)
Translation differences                                         (15.3)                    (15.3)
Net income 1996                                                            113.4          113.4
Balance at December 31,
1996                            55.0     70.8      60.0          43.5      284.2          458.5

Dividend April, 1997                                                       (20.4)         (20.4)
Net income Jan 1 - April 30, 1997                                           38.5           38.5
Difference in par value in
Autoliv AB exchange                     (15.8)     15.8
New issue and conversion
of Morton shares                47.7     47.7   1,883.6                                 1,931.3
Compulsory acquisition
Autoliv AB shares               (0.6)    (0.6)    (21.3)                                  (21.9)
Translation differences                            (0.6)        (45.7)                    (46.3)
Balance at Creation May 1      102.1    102.1   1,937.5          (2.2)     302.3        2,339.7

Stock options exercised          0.1      0.1       1.0                                     1.1
Dividend May 1 - Dec 31                                                    (22.4)         (22.4)
Translation differences                                           3.8                       3.8
Net income (loss) May 1-Dec 31, 1997                                      (618.2)        (618.2)
Balance at December 31,
1997                           102.2    102.2   1,938.5           1.6     (338.3)       1.704.0

Stock options exercised          0.1      0.1       1.5                                     1.6
Dividend 1998                                                              (45.0)         (45.0)
Translation differences                                          (2.9)                     (2.9)
Net income 1998                                                            188.3          188.3
Balance at December 31,
1998                           102.3   $102.3  $1,940.0         $(1.3)   $(195.0)      $1.846.0
-------------------------------------------------------------------------------------------------

The comprehensive income (loss) for 1998, 1997 and 1996 was $185.4, $(622.2) and $ 98.1 million, respectively

                                      35.

Note 11. (continued)
Common Stock - $1.00 par value; 325.0 million shares authorized;
102.261.669 shares issued and outstanding at December 31, 1998.

Preferred Stock - $1.00 par value; 25.0 million shares authorized; non issued.

Shareholder Rights Plan
Autoliv, Inc. has a shareholder rights plan under which each shareholder of record as of November 6, 1997, received one right for each share of Autoliv, Inc. common stock held. Each right entitles the registered holder, upon the occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock with a par value of $1 at a price of $150, subject to adjustment.

Initially the rights will be attached to all Common Stock Certificates representing shares then outstanding and upon the occurrence of certain events the rights will separate from the Common Stock, and each holder of a right will have the right to receive, upon exercise, common stock (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right.

Autoliv, Inc. may redeem the rights in whole at a price of one cent per right.


Note 12. Supplemental Cash Flow Information
Cash payments during the years 1998, 1997 and 1996 included interest paid of $48, $35 and $5 million, respectively, and income taxes paid of $113, $95, and $59 million, respectively.


Note 13. Stock Incentive Plan
Under the Autoliv, Inc. 1997 Stock Incentive Plan (the "Plan") adopted by the Company, awards have been made to selected executive officers of the Company located in Sweden in the form of Stock Appreciaton Rights
("SAR's") and to selected officers of Autoliv ASP Inc. (the "officers") and other key employees in the form of stock options. Upon consummation of the transactions described in Note 2, options which had previously been awarded to the officers were converted, under the Plan, into options for shares of Autoliv, Inc. (the "converted options"). Other than the exercise prices of the converted options, which were adjusted to reflect Autoliv, Inc.'s share price, all terms and conditions are the same. During 1997, 52,250 SAR's were granted. The market price of Autoliv, Inc.'s shares was $35.75 at that time. During 1998, the SAR's were converted into stock options under the Plan. All options and rights granted during 1998 and 1997 are for 10 year terms, have an exercise price equal to the stock market price on the date of grant, and become exercisable after one year of continued employment following the grant date. In addition, during 1997, the Company awarded 31,000 shares of Autoliv, Inc. common stock to certain key employees. The employees received these shares after one year of employment subsequent to the grant date. In December 1998, 225,715 options were granted and are reflected as outstanding at December 31, 1998. These options were granted as part of 1999 compensation for key employees. The Plan provides for the issuance of up to 800,000 common shares through the exercise of options awarded under the Plan.

The Company applies APB Opinion 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized in the Company's financial statements. Had compensation cost for the Company's stock option plan been determined based on the fair value of such awards at the grant date, consistent with the methods of Financial Accounting Standards Board Statement No. 123 "Accounting for Stock-Based Compensation", the Company's total and per share net income would have been as follows:

					  1998     1997
					----------------
Net income (loss)
As reported                             $188.3  $(579.6)
Pro forma                                184.9   (580.1)

Earnings (loss) per share
As reported                              $1.84   $(6.70)
Pro forma                                 1.81    (6.71)


The weighted average fair value of options granted during 1998 and 1997 was estimated at $10.41 and $15.02 using the Black-Scholes option-pricing model based on the following assumptions:

					  1998    1997
					---------------
Risk-free interest rate                   5.0%    5.5%
Dividend yield                            1.2%    1.5%
Expected life in years                     5.0    10.0
Expected volatility                      30.0%   30.0%


Information related to the Company's stock option plan during 1998 and 1997 is as follows:

				      Number of  Weighted average
					 Shares    exercise price
				      --------------------------
Outstanding at Dec. 31, 1996                 0             $0.00
Converted options                      285,055             26.27
Granted                                 28,200             35.75
Exercised                             (109,405)            28.72
Cancelled                                    0                 -
Outstanding at Dec. 31, 1997           203,850             26.27
Converted SAR's                         52,250             35.75
Granted                                570,365             33.26
Exercised                              (34,881)            22.01
Cancelled                              (18,868)            32.62
Outstanding at Dec. 31, 1998           772,716            $32.11
Options exercisable Dec.31, 1997       175,650            $24.75

Options exercisable Dec. 31, 1998      213,601            $28.98


                                      36.

Note 13. (continued)
The following summarizes information about stock options outstanding at December 31, 1998:

						Weighted average
				Number          remaining contract life  Weighted average
Range of exercise prices        outstanding     (in years)                 exercise price
-----------------------------------------------------------------------------------------
$15.26 - $15.58                      27,235                       3.17             $15.36
$24.38 - $27.57                      82,850                       5.83              26.06
$31.00 - $35.99                     662,631                       9.34              33.55
				    772,716                       8.75             $32.11

All of the above options are exercisable except those granted during 1998.

Note 14. Contingent Liabilities
The Company is subject to claims and legal proceedings that arise in the ordinary course of business, principally related to alleged defects in products manufactured by the Group. The Company diligently defends itself in such actions and, in addition, carries insurance coverage to the extent reasonably available against insurable risks. The Company believes, based on currently available information, that the resolution of outstanding claims, after taking into account available insurance coverage, should not have a material effect on the Group's financial position or results of operations.

As part of the combination in 1997 between Autoliv AB and the automotive safety business of Morton International, Inc., Morton spun-off its salt and chemical businesses into a new company which we here refer to as "New
Morton". New Morton has, as part of the Distribution Agreement, assumed all obligations other than those directly related to the automotive safety business and has expressly indemnified Autoliv ASP, Inc. (the former
Morton International, Inc.) against any such liabilities, including historical environmental liabilities, related to non-automotive safety business.

Note 15. Lease Commitments
The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment. Such operating leases, some of which are non-cancelable and in many cases include renewals, expire at various dates. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $9.1 million for 1998, $11.0 million for 1997 and $11.5 million for 1996.

At December 31, 1998, future minimum lease payments for non-cancelable operating leases total $48.7 million and are payable as follows (in millions):
1999: $9.4; 2000: $7.1; 2001: $6.3; 2002: $5.9; 2003: $5.1; 2004 and
thereafter: $14.9.


Note 16. Retirement Plans

Pensions
Substantially all of the Company's non U.S.-employees are covered by government sponsored pension and welfare programs. Under the terms of the programs, the Company makes periodic payments to various government agencies. In addition, in certain countries the Company sponsors defined contribution plans. Contributions to these defined contribution plans for the years ended December 31, 1998, 1997, and 1996 were $5.7 million, $5.1 million and $4.7 million, respectively.

The Company has noncontributory defined benefit pension plans covering most U.S. employees. Benefits are based on an average of the employee's earnings in the years preceding retirement and on credited service. Certain supplemental unfunded plan arrangements also provide retirement benefits to specified groups of participants.

The funding policy for U.S. plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income
Security Act of 1974, as amended, plus any additional amounts which may be determined to be appropriate.

The components of net benefit cost associated with U.S. non-contributory defined benefit retirement plans are as follows:

					     1998    1997
					    -------------
Service cost                                 $5.5    $2.6
Interest cost                                 3.1     1.7
Expected return on plan assets               (2.8)   (1.7)
Amortization of unrecognized net (gain) loss  0.1     0.0
Benefit cost                                 $5.9    $2.6

                                      37.

Note 16. (continued)
The changes in benefit obligations and plan assets for the U.S. non-contributory defined benefit plans for the periods ended December 31, are as follows:

					     1998    1997
					    -------------
Projected benefit obligation at
beginning of year                           $44.6   $34.0
Service cost                                  5.5     2.6
Interest cost                                 3.1     1.7
Actuarial losses                              4.2     6.7
Benefit payments                             (0.9)   (0.4)
Project benefit obligations at year-end      56.5    44.6

Fair value of plan assets at
beginning of year                            33.0    27.3
Actual return on plan assets                  8.3     5.7
Company contributions                         2.9     0.5
Benefit payments                             (0.9)   (0.5)
Fair value of plan assets at year-end        43.3    33.0

Funded status of the plan                   (13.2)  (11.6)

Unrecognized net actuarial loss               1.2     2.7
Accrued retirement benefit cost
recognized in the balance sheet            $(12.0)  $(8.9)


The weighted averages of assumptions used by the non-contributory defined benefit plan are as follows:

					     1998    1997
					     -------------
Discount rate                                6.75%   7.00%
Rate of increases in compensation level      4.75%   4.80%
Expected long-term rate of return on assets  9.50%   9.50%


The assets of the U.S. plans are invested primarily in equities and bonds.

Postretirement Benefits Other than Pensions

The Company currently provides postretirement health care and life insurance benefits to most of its U.S. retirees. In general, the terms of the plans provide that U.S. employees who retire after attaining age 55, with five years of service, are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage are also available. Most retirees contribute toward the cost of health care coverage with the contributions generally varying based on service. In June 1993, a provision was adopted which caps the level of the Company's subsidy at the amount in effect as of the year 2000 for most U.S. employees who retire after December 31, 1992.

At present, there is no prefunding of the postretirement benefits recognized under FASB Statement No. 106. The changes in benefit obligations and plan assets for the U.S. postretirement benefit plan as of December 31 are as follows:


				    1998       1997
				    ---------------
Projected benefit obligation at
beginning of year                   $9.2       $7.5
Service cost                         0.9        0.5
Interest cost                        0.6        0.4
Actuarial losses                     0.4        0.9
Benefit payments                    (0.1)      (0.1)
Project benefit obligations
at year-end                         11.0        9.2

Fair value of plan assets at
beginning of year                      -          -
Company contributions                0.1        0.1
Benefit payments                    (0.1)      (0.1)
Fair valus of plan at year-end         -          -

Funded status of the plan          (11.0)      (9.2)
Unrecognized net actuarial loss      1.3        0.9
Accrued postretirement benefit cost
recognized in the balance sheet    $(9.7)     $(8.3)


For measurement purposes, the assumed annual rate of increase of per capita cost of health care benefits was 9.5% for 1998 and assumed to grade to 6.5% in 2001 and remain constant thereafter. The health care cost trend rate to be used in 1999 is 8.5%. As noted above, for U.S. employees retiring after December 31, 1992, the Company's policy is to increase retiree contributions so that the annual per capita cost contribution remains constant at the level incurred in the year 2000.

The weighted average discount rate used in determining the accumulated postretirment benefit obligation was 6.7% at December 31, 1998 and 7.0% at December 31, 1997. The rate of increase of compensation levels assumed was approximately 4.8% both in 1998 and 1997.

A one percent increase in the annual health care cost trend rates would have increased the Company's accumulated postretirement benefit obligation at December 31, 1998, by approximately $3.4 million and increased postretirement benefit expense for 1998 by the same amount

The components of net benefit cost associated with postretirement benefit plan are as follows:


Period Ended December 31,       1998            1997
				--------------------
Service cost                    $0.9            $0.5
Interest cost                    0.6             0.4
Benefit cost                    $1.5            $0.9

                                      38.


Note 17. Segment Information
Autoliv, Inc. is a United States registered company providing advanced technology products for the automotive market. Airbag modules, seat belts and inflators for airbags are supplied to all major European, U.S. and Asian automobile manufacturers. The Company's revenues are generated by sales to the automotive industry, which is made up of relatively small number of customers. A significant disruption in the industry, a significant change in demand or pricing or a dramatic change in technology could have a material effect on the Company. Sales to individual customers representing 10% or more of net sales in 1998: 14%, 13%, and 12%, respectively, in 1997: 14% and 11%, respectively, and in 1996: 20%, 15%, 13%, respectively.

The seat belts and airbags are considered as integrated systems that should function together under common electronic control systems for the protection of occupants in light vehicles.

The Company has adopted Statement 131 "Disclosures about Segments of an Enterprise and Related Information" and concluded that its operating segments meet the criteria stated in Statement 131 for aggregation for reporting purposes into a single operating segment.


Note 18. Enterprise Wide Disclosures

				  1998    1997    1996
				----------------------
Net sales
United States                   $1,350  $1,008     $81
Europe                           2,027   1,618   1,540
Other regions                      112     114     114
Total                            3,489   2,740   1,735


Long-lived assets
United States                    1,919   1,933      27
Europe                             569     503     368
Other regions                       48      20      17
Total                           $2,536  $2,456    $412

The Company's operations are located primarily in Europe and the United States. Interarea sales before May 1, 1997 were not significant to the total revenue of any geographic area. Exports from the United States to other regions amounted to approximately $580 million in 1998. The long-lived assets in the United States include $1,543 million of intangible assets from the acquisition of ASP. The Company has attributed net sales to the geographic area based on the location of the entity selling the final product.


The sales by product group are:

					1998    1997   1996
				      ---------------------
Airbags and associated products 1)    $2,417  $1,800   $818
Seat belts and associated products 2)  1,072     940    917
				      $3,489  $2,740 $1,735

1) includes sales of steering wheels
2) includes sales of seat components


Note 19. Quarterly Financial Data (unaudited)

				    Q1      Q2      Q3      Q4  Year 1998
-------------------------------------------------------------------------
Net sales                       $837.9  $877.9  $804.4  $968.5   $3,488.7
Gross profit                     182.8   193.0   162.9   208.8      747.5
Income before taxes               70.7    84.3    64.0    93.5      312.5
Net income                        42.4    50.6    37.8    57.5      188.3
Earnings per share                0.41    0.50    0.37    0.56       1.84

1997
Net sales                       $445.7  $720.8  $716.8  $856.3   $2,739.6
Gross profit                      92.2   154.8   155.4   184.6      587.0
Income (loss) before taxes        43.2  (661.0)1) 61.5    79.0     (477.3)1)
Net income (loss)                 28.4  (689.4)1) 34.9    46.5     (579.6)1)
Earnings (loss) per share         0.52   (7.97)1  0.34    0.45      (6.70)1)


1) Including a write-off of acquired R&D of $732.3 million from the acquisition of Morton ASP in May, 1997. In the 10-Q for June, 1997 this write-off was reported as a non operating item. This write-off has now been reclassified to operating expense.

                                      39.


Report of Independent auditors


To the Board of Directors and Shareholders of Autoliv, Inc.

We have audited the accompanying consolidated balance sheets of Autoliv, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autoliv, Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Ernst & Young AB


Torbjorn Hanson
Stockholm, Sweden
January 27, 1999

                                      40.


Addresses
Headquarters
Autoliv, Inc.
World Trade Center
Klarabergsviadukten 70
Box 70381
SE-107 24 Stockholm
Tel: +46 (8) 587 20 600
Fax: +46 (8) 24 44 79/24 44 93
e-mail: info@autoliv.com
Lars Westerberg

Argentina
Autoliv Argentina S.A.
Santiago de Chile 6475
Capital Federal
(1408) Buenos Aires
Tel: +54 (11) 4641 2369
Fax: +54 (11) 4644 2547
Claudio Siracusano

Australia
Autoliv Australia Pty. Ltd.
1521 Hume Highway
Campbellfield, Victoria 3061
Tel: +61 (3) 9359 9822
Fax: +61 (3) 9359 9811
Robert Franklin

VOA Webco Pty. Ltd.
P O Box 294
Thomastown, Melbourne, Victoria 3074
Tel: +61 (3) 9464 0833
Fax: +61 (3) 9465 6531
Kerry Wallace

Brazil
Autoliv do Brasil Ltda
Av. Marginal a Rodovia Floriano Rodrigues Pinheiro 551
Area Industrial Pirancangagua
CEP 12043-000 Taubate, S.P.
Tel:+55 (12) 286 1077
Fax:+55 (12) 286 1771
Martin Fernandez-Benz

Canada
Autoliv Canada Inc.
P O Box 478
Tilbury, Ontario L9Y 4NC
Tel: +1 (519) 682-1083
Fax: +1 (519) 682-3767
Lars-Eric Florberger

VOA Colfab Inc.
190 MacDonald Road
Collingwood
Ontario L9Y 4N6
Tel:+1 (705) 444 2561
Fax:+1 (705) 444 7209
Lars-Eric Florberger

China
Changchun Hongguang
Autoliv Ltd.*
67-19 the Fourth Street
North Railroad
Postcode 130052
Changchun, Jilin Province
Tel: +86 (431) 292 8968
Fax: +86 (431) 292 8967
Liu Yu Zhi

Nanjing Hongguang Autoliv Ltd.*
Yu Hua Men Wai
P.O. Box 1204 Shuang Q190
Xin Cun
Nanjing
Tel: +86 (25) 241 0727
Fax: +86 (25) 241 2149
Pelle Malmhagen

Autoliv Shanghai Representative Office
German Center
1233 Si Ping Lu, Suite 404
Shanghai 200092
Tel:+86 (21) 6501 2976
Fax:+86 (21) 6501 2977
Philip F. Pang

Shanghai-VOA Safety Belt Webbing Co. Ltd.*
No. 635 Yaohua Road
Pudong New Area
Shanghai 200126
Tel:+86 (21) 5886 3100
Fax:+86 (21) 5886 2150
Cao Yao Feng

France
Autoliv France SNC
(Headquarters)
2, rue Villaret-de-Joyeuse
F-75017 Paris
Tel: +33 (1) 53 81 21 00
Fax: +33 (1) 53 81 21 19
Benoit Marsaud

(Factory)
Z.I. Avenue de l'Europe
B.P. 99
F-76220 Gournay-en-Bray
Tel: +33 (2) 32 89 40 00
Fax: +33 (2) 35 90 12 50
Benoit Marsaud

Autoliv Composants SNC
6, rue Lesage Maille
F-76320 Caudebec-les-Elbeuf
Tel: +33 (2) 32 96 53 00
Fax: +33 (2) 35 77 58 86
Michel Marion
Autoliv Electronics SAS
Bd. Lenine
B.P. No. 506
F-76807  St Etienne du Rouvray
Tel: +33 (2) 35 64 54 56
Fax: +33 (2) 35 64 53 61
Eric Siraudeau

(Factory)
18, Chaussee Julius-Cesar
BP 504 OSNY
F-95528 Cergy Pontoise Cedex
Tel.:+33 (1) 34 24 60 30
Fax. +33 (1) 30 75 14 81

Autoliv Steering Wheels
2, rue Villaret-de-Joyeuse
F-75017 Paris
Tel: +33 (1) 53 81 21 00
Fax. +33 (1) 53 81 21 19
Paul Charlety

EAK*
ZAC des Combottes
F-25700 Valentigney
Tel: +33 (3) 81 36 20 20
Fax: +33 (3) 81 36 20 00
Daniel Nyons

Isodelta SA
Z.I. Chire-en-Montreuil
F-86190 Vouille
Tel: +33 (5) 49 39 36 00
Fax: +33 (5) 49 51 81 85
Jean Geron

Livbag SA
(Factory)
Route du Beuzit
F-29590 Pont-de-Buis
Tel: +33 (2) 98 81 30 00
Fax: +33 (2) 98 73 05 04
Benoit Marsaud

(Engineering Center)
BP 22
91170 Vert-le-Petit
Tel: +33 (1) 64 99 12 72
Fax: +33 (1) 64 93 22 52
Benoit Marsaud

N.C.S. SA
Rue de la Cartoucherie
B.P. No. 10
F-95471 Survilliers
Tel:+33 (1) 34 31 70 00
Fax:+33 (1) 34 68 57 62
Jean-Noel Moisset

Germany
Autoliv GmbH
Otto-Hahn-Strasse 4
P O Box 109
D-25337 Elmshorn
Tel: +49 (4121) 797-0
Fax: +49 (4121) 757-76
Rolf Henke/Bo Cavell

Autoliv GmbH
Theodor-Heuss-Strasse 2
Postfach 1320
D-85221 Dachau
Tel: +49 (8131) 295-0
Fax: +49 (8131) 295-136
Bo Cavell/Rolf Henke

Autoliv GmbH
Hansestrasse 46
D-38112 Braunschweig
Tel: +49 (531) 2181-0
Fax: +49 (531) 2181-111
Helmut Straden

Autoliv GmbH
An der Bracke 9
D-71706 Markgroningen
Tel: +49 (7145) 971-0
Fax: +49 (7145) 971-220
Josef Mayer

Autoliv Sicherheitstechnik GmbH
Eichbergstrasse 10-13
D-04720 Dobeln
Tel: +49 (3431) 6601-0
Fax: +49 (3431) 6601-14
Wolfgang Bosse

Autoliv Stakupress GmbH
In de Tarpen 71-99
D-22848 Norderstedt
Tel: +49 (40) 523 060-0
Fax: +49 (40) 523 060-19
Franz-Ludwig Schmittmann

Great Britain
Autoliv Ltd.
Penner Road
Havant, Hampshire PO9 1QH
Tel: +44 (1705) 483 333
Fax: +44 (1705) 459 105
Tony King

Autoliv Ltd
Precision Components Division
Terminus Road
Chichester, West Sussex PO19 2TX
Tel: +44 (1243) 788 141
Fax: +44 (1243) 776-752
Terry Golding

                                      41.


Autoliv Ltd Southfield Office
6 Sylvan Court
Southfield Business Park
Basildon, Essex SS15 6TH
Tel: +44 (1268) 451 000
Fax: +44 (1268) 415 521
Alan Finlay

Airbags International Ltd.
Bromley Road
Congleton, Cheshire CW12 1TT
Tel: +44 (1260) 29 43 00
Fax: +44 (1260) 29 88 36
William Gabbott

Autoliv Holding Ltd
Gloucester House
59 Gloucester Place
London W1H 3PE
Tel: +44 (171) 487 4867
Fax: +44 (171) 486 9727
Jim Bentley

Rykneld Tean Ltd.
Bridge Street
Derby DE1 3LH
Tel: +44 (1332) 362 525
Fax: +44 (1332) 291 455
Terry Wilkinson

Tensator Ltd.
Maidstone Road
Kingston
Milton Keynes MK10 0BH
Tel: +44 (1908) 27 11 53
Fax: +44 (1908) 27 45 72
Ernie Reading

Hungary
Autoliv Kft
H-9483 Sopronkovesd. Ujmajor
Tel: +36 (99) 363 079
Fax: +36 (99) 363 313
Sandor Toth

India
Autoliv-IFB India Ltd.*
16, Visveswaraiah Industrial Estate
1st Main Road off Whitefield Road
Mahadevapura Post
Bangalore - 560 048
Tel: +91 (80) 851 2392
Fax. +91 (80) 851 7651
V. Raghu

Indonesia
P.T. Autoliv Indonesia*
Jalan Haji Wahab
Affam Km 26, No. 35 Pondok Ungu
Bekasi, West Jawa
Tel: +62 (21) 885 9730
Fax: +62 (21) 885 9733
Aziel Haznam

Italy
Autoliv Italia S.p.A.
Via Robassomero 47
10078 Venaria (To)
Tel: +39 (011) 923 6386
Fax: +39 (011) 923 5416
Fulvio Podio

Cosma S.p.A.
Via Einaudi 4
I-100 70 Robassomero (To)
Tel: +39 (011) 924 4311
Fax: +39 (011) 924 1018
Renzo Barthoncini

Japan
Autoliv Japan Ltd
(Yokohama Office)
2-15-13 Shinyokohama
Kohoku-ku
Yokohama 222-0033
Tel: +81 (45) 475 3501
Fax: +81 (45) 475 3502
Curt Sorensen

(Nagoya Office)
203 Midori Bldg
3-121-1 Issha
Meito-ku
Nagoya 465-0093
Tel: +81 (52) 702 5232
Fax: +81 (52) 702 5234
John Jensen

(Hiroshima Office)
501 HIOS Hiroshima
7-1 Kami Hacchobori
Naka-ku
Hiroshima 730-0012
Tel: +81 (82) 212 4546
Fax: +81 (82) 222 9145
Dwaine Palmer

(Tsukuba Plant)
1764-12 Mukaihara, Kamiinayoshi
Chiyoda-machi, Niihari-gun, Ibaraki-ken 315-8520
Tel: +81 (299) 59 61 11
Fax. +81 (299) 59 61 22
Shiro Uwatoko

(Technical Center)
1764-12 Mukaihara, Kamiinayoshi
Chiyoda-machi, Niihari-gun, Ibaraki-ken 315-8520
Tel: +81 (299) 59 61 16
Fax. +81 (299) 59 62 21
Dale Cook

Autoliv Nichiyu Japan Ltd.*
c/o NOF Taketoyo Factory
23-3 Jinda, Taketoyo-cho
Chita-gun Aichi-ken, 470-2398
Tel: +81 (569) 74 08 62/63
Fax. +81 (569) 77 08 52
Scott Hansen

Korea
Autoliv Inc. Korea
7th Floor, Doojin Building
158 Samsung-Dong,
Kangnam-Ku
Seoul 135-090
Tel.:   +82 (2) 563 9201
Fax:   +82 (2) 563 9491
J. K. Kim

Malaysia
Autoliv Asia Pacific
Suite 25-03, 25th Floor
Menara Keck Seng
203 Jalan Bukit Bintang
55100 Kuala Lumpur
Tel: +60 (3) 466 7666
Fax: +60 (3) 466 2066
Gunnar Dahlen

Autobelt Sdn. Bhd.*
Lot 1, Persiaran Kemajuan
Seksyen 16
40200 Shah Alam
Selangor Darul Ehsan
Tel: +60 (3) 541 7486
Fax: +60 (3) 541 7585/17
M. Yusoff Ghani

Airbag Systems Malaysia Sdn. Bhd.*
Lot 1, Persiaran Kemajuan
Seksyen 16
40200 Shah Alam
Selangor Darul Ehsan
Tel: +60 (3) 541 7486
Fax: +60 (3) 541 7585
M. Yusoff Ghani

Furniweb-VOA Safety Webbing
Sdn. Bhd.*
Lot 208, Jalan Sungai Besi, Batu 12
Kampung Baru Balakong,
43300 Cheras, Selangor Darul Ehsan
Tel: +60 (3) 961 1803
Fax: +60 (3) 961 2826
Jimmy Cheah

Mexico
Autoliv de Mexico S.A. de C.V.
Av. de Los Sauces No. 9
Parque Industrial Lerma
C.P. 52000 Lerma
EDO de Mexico
Tel:+52 (728) 50844/50323
Fax:+52 (728) 50802
Gustavo Lichtenberger

Netherlands
Autoliv B.V.
Einsteinstraat 3
P.O. Box 31127
NL-6370 AC Landgraaf
Tel: +31 (45) 532 6699
Fax: +31 (45) 532 6623
Bengt Andersson

Autoliv ASP B.V.
Johan Huizingalaan 759
1066 VH Amsterdam
P O Box 90486
NL-1006 BL Amsterdam
Tel: +31 (20) 408 8000
Fax: +31 (20) 408 8001
Guy Letendre

Van Oerle Alberton B.V.
Schouwrooij 15
P O Box 52
N- 5280 AB Boxtel
Tel: +31 (411) 617 961
Fax: +31 (411) 617 969
Gerhard Koch

New Zealand
Autoliv N.Z. Ltd.
74-82 Richmond Road, Ponsonby
P.O. Box 1761
Auckland
Tel: +64 (9) 376 4068
Fax: +64 (9) 378 0942
Pat DeMasson

Philippines
Autoliv QB Inc.
Molave Street
Ceris 1, Canlubana
Calamba, Laguna 4028
Tel: +63 (49) 549 2965
Fax: +63 (49) 549 2888
Fernand I. Raquelsantos

Poland
Autoliv Poland Sp.zo.o
ul. Opolska 50'55-200 Olawa
Tel: +48 (71) 313 5260
Fax. +48 (71) 313 5274
Stanislaw Kostka

Romania
Autoliv Romania S.A.
Str. Ecaterina Teodoroiu 38
2200 Brasov
Tel.: +40 (68) 164 822
Fax: +40 (68) 425 255
Ionel Fierbinteanu

Russia
A.O. Autoliv
Leningradskaya str. 27
141980 Dubna, Moscow region
Tel:+7 (09621) 22817/22835
Fax:+7 (09621) 22834
Alexander Korneychuk

South Africa
Autoliv Southern Africa (Pty) Ltd
P.O. Box 3058
Kenmare 1745
Gauteng
Tel: +27 (11) 762 1067
Fax: +27 (11) 762 5635
Chris Biddle

                                      42.


Spain
Autoliv-BKI S.A.
Poligono Industrial
"Fuente del Jarro"
Villa de Bilbao, 3 Parc. 84
E-46988 Paterna (Valencia)
Tel: +34 (96) 134 3040
Fax:+34 (96) 134 0858
Arturo Lopez-Abente

Autoliv-KLE S.A.
Carretera Nacional 152, Km 24
Poligono Industrial Batzacs
E-08400 Granollers (Barcelona)
Tel: +34 (93) 861 5000
Fax:+34 (93) 849 8582
Jose Company

Sweden
Autoliv Sverige AB
Wallentinsvagen 22
SE-447 83 Vargarda
Tel: +46 (322) 62 62 00
Fax:+46 (322) 62 67 00
Lars-Gunnar Skotte

Autoliv Research
Wallentinsvagen 22
SE-447 83 Vargarda
Tel: +46 (322) 62 63 00
Fax:+46 (322) 62 01 18
Yngve Haland

Autoflator AB
Gjuterigatan 1
Box 23
SE-447 21 Vargarda
Tel: +46 (322) 62 61 00
Fax:+46 (322) 62 15 10
Torbjorn Skanberg

Autoliv-Celsius AB*
Nettovagen 6
SE-175 88 Jarfalla
Tel. +46 (8) 58 08 4000
Fax: +46 (8) 58 08 7278
Ake Jonsson

Autoliv Electronics AB
Box 383
Medevivagen 55
SE-591 83 Motala
Tel: +46 (141) 22 80 00
Fax:+46 (141) 528 57
Leif Lundberg

Autoliv Seat Sub Systems
Box 3044
Stinavagen 1
SE-350 33 Vaxjo
Tel: +46 (470) 74 73 00
Fax:+46 (470) 74 73 98
Gustaf Celsing


Autoliv Hammarverken AB
Box 3044
Stinavagen 1
SE-350 33 Vaxjo
Tel: +46 (470) 747 300
Fax:+46 (470) 747 399
Jan Ahlqvist

Autoliv Mekan AB
Kringelvagen 13-15
Box 34
S-281 21 Hassleholm
Tel: +46 (451) 425 00
Fax:+46 (451) 159 13
Bertil Nordqvist

Autoliv Steel & Plastics
Klarabergsviadukten 70
Box 70381
SE-107 24 Stockholm
Tel:+46 (8) 58 72 06 00
Fax: +46 (8) 24 44 59
Gustaf Brakenhielm

Autoliv Textiles
Klarabergsviadukten 70
Box 703 81
SE-107 24 Stockholm
Tel: +46 (8) 58 72 06 00
Fax. +46 (8) 24 44 59
Lennart Kallioniemi

Svensk Airbag AB
Smedmastaregatan 3
SE-442 34 Kungalv
Tel: +46 (303) 20 45 00
Fax:+46 (303) 20 45 50
Roger Parnestahl

Taiwan
Mei-An Autoliv Co., Ltd.*
No. 706, Fu-Kai Road
Taoyuan City
Taoyuan, Taiwan, R.O.C.
Tel: +886 (3) 325 2612
Fax:+886 (3) 325 0304
Wen-Tsung Chiang

Thailand
Autoliv Thailand Limited
700/415 Moo 7
Bangpakong Industrial Park 2
Bangna-Trad Road, Km. 57
T. Donhualoh, A. Muang
Chonburi 20000
Tel: +66 (38) 213 014/5
Fax:+66 (38) 213 016
David Goodson

Turkey
Autoliv Cankor A.S.
Cemal Ulusoy Caddesi Baslangici
Inonu Mahallesi
Papaz Kopru Mevkii
Sefakoy - 34620 Istanbul
Tel: +90 (212) 548 6570
Fax:+90 (212) 698 4704
Mustafa Alaca

U.S.A.
Autoliv North America
3250 Pennsylvania Avenue
Ogden, Utah 84401
Tel:+1 (801) 629 9800
Fax:+1 (801) 629 9195
Brad Murray

(Airbag Module Facility)
1000 West 3300 South
Ogden, Utah 84401
Tel: +1 (801) 629 9800
Fax:+1 (801) 629 9702
Lisa Frary

(Service Parts Facility)
3250 Pennsylvania Avenue
Ogden, Utah 84401
Tel: +1 (801) 629 9800
Fax:+1 (801) 629 9111
Tae Kwak

(Sales & Tech Centers)
1320 Pacific Drive
Auburn Hills, MI 48326-1569
Tel: +1 (248) 475 9000
Fax:+1 (248) 475 9044
Ray Pekar

2910 Waterview Drive
Rochester Hills, MI 48309
Tel: +1 (248) 853 8600
Fax:+1 (248) 853 8620
Ray Pekar

(Seat Belt Facility)
5851 West 80th Street
Indianapolis, IN 46278-1321
Tel: +1 (317) 875 7579
Fax:+1 (317) 875 8171
Peter Tansing

(Steering Wheel Facility)
4868 East Park 30 Drive
Columbia City, IN 46725
Tel: +1 (219) 244 4941
Fax:+1 (219) 244 4951
Ervin L. Glass

Autoliv Inflators
3350 Airport Road
Ogden, Utah 84405
Tel: +1 (801) 625 9200
Fax:+1 (801) 625 4911
Tom Hartman

(Airbag Inflator Facilities)
3350 Airport Road
Ogden, UT 84405-1563
Tel: +1 (801) 625 9800
Fax:+1 (801) 625 9800
Steve Smith

250 American Way
Brigham City, Utah 84302
Tel: +1 (801) 734 6100
Fax:+1 (801) 734 7070
Tim Ambrey

(Pyrotechnic Processing Facility)
9160 North Highway 83
Promontory, Utah 84302
Tel: +1 (435) 471 4300
Fax:+1 (801)471 3007
Rodney Wright

Autoliv American Components
1973 North Rulon White Blvd
North Ogden, Utah 84404
Tel: +1 (801) 625 7700
Fax:+1 (801) 625 7742
Mark Newton

Autoliv Textiles
300  West 12th Street
Ogden, Utah 84404
Tel: +1 (801) 620 8030
Fax: +1 (801) 734 8010
Craig Briggs

                                      43.

Board of Directors

Gunnar Bark 1
Chairman
and until January 31, 1999, Chief Executive Officer.
Born 1939
Director since 1982
Elected until 2000
Chairman of Allgon AB;
Spectra-Physics AB; and
Calix AB.
M.Sc., Honorary Doctor.
Shares: 25,000
Options: 100,000

Per-Olof Aronson 1, 2, 3
Born 1930
Director since 1994
Elected until 2001
Former President and
Chief Executive Officer of Granges AB. Vice Chairman of Granges AB.
Graduate Engineer,
Shares: 4,398

Wilhelm Kull 1
Vice President I.T. and until March 31, 1999, Chief Financial Officer
Born 1936
Director since 1997
Elected until 1999
MBA
Options: 35,170

Walter Kunerth  1, 3
Born 1940
Director since 1998
Elected until 2001
Senior Advisor to Lazard & Co. Former Member of Siemens' Corporate Executive Board and President of Siemens'
Automotive Systems Group.
Chairman of the Supervisory Board of Gotz AG and
Basler AG, and member of
Gildemeister AG
Vice President of DIN.
M.Sc.; Honorary Professor

S. Jay Stewart 1, 2, 3
Born 1938
Director since 1986
Elected until 1999
Chairman and Chief Executive Officer of Morton International, Inc. Director of Household International, Inc.
B.Sc. and MBA
Shares: 68,885

Roger W. Stone 1, 2
Born 1935
Director since 1989
Elected until 1999
President and Chief Executive Officer of Smurfit-Stone
Container Corporation.
Director of McDonald's
Corporation; Morton
International, Inc; Option Care, Inc; and Venepal S.A.C.A
B.Sc.
Shares: 1,932

Per Welin 1, 2, 3
Born 1936
Director since 1995
Elected until 2000
Chairman of L-E Lundberg-
foretagen AB. Director of Allgon AB, MoDo AB and NCC AB.
Techn. Lic.; MBA.
Shares: 398

Lars Westerberg 1
President & Chief Executive Officer since Feb. 1, 1999
Born 1948
Director since 1999
Elected until 2001
Director of Granges AB and
Angpanneforeningen AB.
M.Sc.; MBA.
Shares: 19,000
Options: 15,000

1. Nomination Committee
2. Compensation Committee
3. Audit Committee

Note:
"Director since" includes time as Director of Autoliv AB and Morton International, Inc.

For information on options, refer to Note 13 on page 36.

                                      44.


Management

Lars Westerberg
On February 1, 1999, Lars Westerberg became President and Chief
Executive Officer of Autoliv, Inc.

During the most recent four years, he has held the same positions at Granges AB, a Swedish-based aluminum and plastics company listed on the Stockholm Stock Exchange. Granges has $1.3 billion in sales and 40% of its sales to the automotive industry.

Prior to joining Granges, Lars Westerberg was President and Chief
Executive Officer of Esab AB, the leading welding machine company listed, at that time, on the Stockholm Stock Exchange. At Esab he held several top executive positions, such as President of Esab's North American subsidiary for three years. He started his career at ASEA (today ABB).

Lars Westerberg holds a Masters Degree in Electrical Engineering from the Royal Institute of Technology (KTH) in Stockholm and an MBA from the University of Stockholm.

Born 1948; Shares: 19,000; Options:15,000

Gunnar Bark
Chairman and, until January 31, 1999,
Chief Executive Officer
Born 1939. Employed 1982.
Shares: 25,000; Options: 100,000.

Leif Berntsson
Vice President Purchasing and Quality
Born 1955. Employed 1988.
Shares: 200; Options: 19,020.

Hans Biorck
Vice President and from April 1, 1999,
Chief Financial Officer
Born 1951. Employed 1998.
Options: 7,000

Dr. Yngve Haland
Vice President Research
Born 1945. Employed 1984.
Options: 12,525.

Claes Humbla
Vice President Human Resources
Born 1940. Employed 1989.
Options: 19,320

Wilhelm Kull
Vice President Information Technology
and, until March 31, 1999,
Chief Financial Officer
Born 1936. Employed 1975.
Options: 35,170

Benoit Marsaud
Vice President Manufacturing
Born 1952. Employed: 1980.
Options: 9,920

Mats Odman
Director Corporate Communications
Born 1950. Employed 1994.
Shares: 400; Options: 12,525

Jan Olsson
Vice President Engineering
Born 1954. Employed 1987.
Options: 9,075

Jorgen Svensson
Vice President Legal Affairs,
General Counsel and Secretary
Born 1962. Employed 1989
Options: 19,020

"Employed" refers also to the first year of employment with the Autoliv AB
Group.
For information on options, refer to Note 13 on page 36.

                                      45.


Selected Financial data

					 Autoliv Inc                   Autoliv AB 1)

(Dollars in millions, except per share data)

				  1998    1997      1996       1997 2)   1996    1995    1994
				       Pro Forma Pro Forma
---------------------------------------------------------------------------------------------
Sales and income

Net sales                       $3,489  $3,257     $3,204    $2,740    $1,735  $1,432  $1,157

Operating income (loss)            354     356        346      (453)3)    163     129      86

Income (loss) before taxes         312     317        300      (477)3)    171     142      88

Net income (loss)                  188     185        174      (580)3)    113      91      56


Financial position

Current assets excluding cash    1,013     822        819       822       509     400     357

Property, plant and equipment      869     727        693       727       322     198     138

Intangible assets (mainly goodwill)
				 1,649   1,694      1,593     1,694        64       7       7

Non-interest bearing liabilities  (870)   (813)      (705)     (813)     (484)   (410)   (353)

Capital employed                 2,679   2,465      2,428     2,465       438     266     165

Net debt/(cash)                    703     646        704       646       (56)   (113)   (108)

Shareholders' equity             1,846   1,704      1,621     1,704       458     379     273

Total assets                     3,668   3,430      3,254     3,430     1,054     837     658

Long-term debt                     629     612        763       612        13      15      10


Per share data (adjusted for 2:1 split in 1996)

Earnings (loss) per share         1.84    1.81       1.69     (6.70)4)   2.06    1.66    1.05

Dividend per share                0.44    0.42       0.41      0.42      0.41    0.32    0.19

Number of shares
outstanding (million)            102.3   102.2      102.8     102.2      55.0    55.0    55.0

Ratios
Operating margin (%)              10.2    10.9       10.8      10.2 5)   9.4     9.0     7.4

Pretax margin (%)                  9.0     9.7        9.4       9.3 5)   9.8     9.9     7.6

Return on capital employed (%)    14.1    15.2       14.4      10.9 5)  44.5    68.5    52.7

Return on shareholders'
equity (%)                        10.6    11.1       10.7       9.2 5)  27.1    28.0    25.6

Return on total capital (%)       10.3    11.3       10.9       8.9 5)  18.2    19.0    17.4

Equity ratio (%)                  50.3    49.7       49.8      49.7     43.5    45.2    41.5

Net debt equity ratio (%)         38.1    37.9       43.4      37.9     12.4)  (29.8)  (39.5)

Interest coverage ratio            6.6     6.7        6.5       7.5 5)  32.8    54.0    16.2

Other data

Seat belt sales incl.
seat components                  1,072     940        917       940     917      750     623
Airbag sales, incl.
steering wheels                  2,417   2,317      2,287     1,800     818      682     534


Net cash provided by operations
				   314     441        352       343     159      160     148

Capital expenditures               285     216        270       183     148       99      76

Net cash after operating and
investing activities                 6     180         14       128     (52)      12      72

Number of employees,
December 31                     20,670  17,840     15,330    17,840   9,000    6,670   5,740


1) Data in Swedish Kronor are converted to dollars at average or year-end rates 2) Including ASP from May 1, 1997 3) Includes a one-time write-off of acquired R&D of $732 million. 4) Weighted average number of shares used in computing per share amount: 86.5 million. 5) Before one-time item, the write-off of acquired R&D of $732 million.

Definitions
Operating margin
Operating income relative to sales.

Pretax margin
Income before taxes relative to sales.

Return on capital employed
Income before financial items relative to average capital employed.

Return on shareholders' equity
Net income relative to average shareholders' equity.


Return on total capital
Income before taxes, plus interest expense, relative to average total assets.

Equity ratio
Shareholders' equity relative to total assets.

Net debt equity ratio
Net debt relative to shareholders' equity.

Interest coverage ratio
Income before taxes, plus interest expense, relative to interest expense.

Net debt
Short and long-term debt less cash.

Capital employed
Total assets, less cash and current operating liabilities.

Capital expenditures
Investments in property, plant and equipment.

Earnings (loss) per share
Net income (loss) relative to average number of shares outstanding.

                                      46.


Shareholder Information


   [GRAPH OF STOCK PRICE AND TRADING VOLUME ON SSE]

   [GRAPH OF STOCK PRICE AND TRADING VOLUME ON NYSE]



Share Price and           New York         Stockholm      Declared
Dividends                  (US$)             (SEK)        Dividend
			High     Low      High    Low    US$     SEK
---------------------------------------------------------------------
Jan. 1 - Mar. 31, 1998  34 1/2   27 3/4    82     224    0.11    0.75
Apr.1 - June 30, 1998   34 7/8   29 5/16  272     231    0.11    0.71
July 1 - Sept. 30, 1998 35       27 1/2   281     219    0.11    0.78
Oct. 1 - Dec. 31, 1998  37 1/4   24 7/16  304     190    0.11    0.76
Jan. 1 - Feb. 28, 1999  41 7/8   36 3/16  329     280    0.11    N/A

Autoliv Inc. is incorporated in Delaware, USA. The company's common stock is listed on the New York Stock Exchange, NYSE (symbol ALV) and its Swedish Depositary Receipts (SDR) listed on the Stockholm Stock Exchange, SSE (symbol ALIV). Options in Autoliv's securities are also listed on the Chicago Board Options Exchange, CBOE (symbol ALV).

Trading in the Autoliv securities began on NYSE on May 1, 1997 (when the stock closed at $35.50) and on the SSE on May 2 (when the depositaries closed at SEK274).During 1998, the closing prices were $323/4 on the first trading day of the year and $373/16 on the last trading day. The highest price paid during the year was 371/4 (on December 31) and $247/16 the lowest (on October 8).
In Stockholm, a total of 120 million Autoliv depositaries were traded for a total turnover of SEK30 billion ($3.8 billion) during 1998. This means that Autoliv's depositaries were the 17th most highly traded security, accounting for 1.7% of the trading volume on the SSE. The depositaries closed at SEK261 on the year's first trading day and at SEK291 on the last trading day. The highest price paid was SEK304 (on December 28) and the lowest SEK190 (on October 9).

SHARES AND NUMBER OF SHARES
The number of shares outstanding was 102.3 million on December 31, 1998 and could increase to 103.1 million if all outstanding options are exercised. The options have exercise prices ranging from $15.26 to $35.99, see Note
13 on page 37. The options are held by more than 200 key employees globally in the Group.
Autoliv has adopted a Shareholder Rights Plan designed to encourage third parties interested in acquiring the company to negotiate with the Board to preserve the best interest of all Autoliv share-holders, see page 36 Note 11.

DIVIDEND
If possible, dividends are paid on the first Thursday in the last month of each quarter (March, June, September and December). The record date is usually one month earlier and the ex-date typically two days before the record date. Quarterly dividends are declared separately by the Board, announced in press releases and published on Autoliv's home page on the Internet. The latest dividend declared amounted to 11 cents per share.
In lieu of receiving dividends by checks through the mail, holders of Autoliv shares or depositaries may have dividends deposited electronically into a checking or savings account on the payment day. This service is offered at no cost. For more information, please call First Chicago Trust at +1(800)446-2617 for holders of common stock and VPC (Swedish
Securities Register Center) at +46(8)402-9000 for holders of Swedish depositary shares.

                                      47.


Analyses
The following banks and securities brokers follow Autoliv on a regular basis.

- ABG
- Aros
- Alfred Berg
- Carnegie
- Cheuvreux de Virieux
- Credit Suisse First Boston
- Den Danske Bank
- Den Norske Bank
- Deutsche Morgan
- Enskilda Securities
- Goldman Sachs
- H Lundens
- Handelsbanken
- ING Baring Furman Selz
- J P Morgan
- Kleinwort Benson
- Morgan Stanley
- Myrberg & Wiklund
- Ohmans
- Olde
- SwedBank
- SBC Warburg Dillon Read
- William Blair



SHAREHOLDERS
Autoliv estimates that one third of the shares in the Company are held in the U.S. and close to 50% in Sweden. Most of the remaining shares are held in the U.K. The number of shareholders is estimated to exceed 60,000.
The largest shareholders, known to the Company, are shown below.


The largest shareholders                   Number     Percentage of
					of shares     share capital
Tempelton Investment Counsel, U.S.      4,860,381               4.8
Nordbanken Funds, Sweden                3,843,000               3.8
SPP, Sweden (Insurance company)         3,712,550               3.6
SEB Assets Management, Sweden           2,908,105               2.8
Handelsbanken Funds, Sweden             2,472,411               2.4
4th AP-fonden, Sweden (Pension fund)    2,320,000               2.3
Bankers Trust, U.S.                     2,219,245               2.2
Skandia, Sweden (Insurance group)       2,018,426               2.0
AMF Pensions, Sweden                    1,725,000               1.7
Ivy International Fund, U.S.            1,600,000               1.5
Management as a group                     120,213               0.1
65,000 other shareholders              74,462,338              72.8

Total December 31, 1998.              102,261,669             100.0

GENERAL MEETING OF SHAREHOLDERS
Autoliv's next Annual General Meeting of Shareholders will be held at 4.00 p.m. (local time) on Thursday, May 6, 1999, at Polhemsalen,
Ingenjorshuset, Malmskillnadsgatan 46, Stockholm, Sweden.
Shareholders are urged to return their proxies whether or not they plan to attend the Meeting.

Investor Requests:
North America
Autoliv ASP, Inc.
1320 Pacific Drive,
Auburn Hills, MI 48326-1569, USA;
Tel.+1 (248) 475-0409
Fax +1 (248) 475-9831
barry_murphy@autolivasp.com

Investor Requests:
Rest of the world
Autoliv Inc.
Box 70381,
SE-107 24, Stockholm,
Sweden,.
Tel +46 (8) 58 72 06 23,
Fax +46 (8) 24 44 79.
mats.odman@autoliv.com


Stock Transfer Agent & Registrar
First Chicago Trust Company
P.O. Box 250
Jersey City, New Jersey 07303-2500
+1 (800) 446-2617 (within the U.S.)
+1-(201) 324-0498 (outside the U.S.)
+1-(201) 222-4955 (Hearing Impaired)
Internet: http://www.equiserve.com
E-mail: fctc@em.fcnbd.com


First Chicago Trust Company performs the following functions over the telephone when a shareholder identifies his or her account by providing a taxpayer identification number, registration of the securities and the address of record: information regarding stock transfer requirements; address changes; replacement of dividend checks; duplicate 1099 forms and W-9 tax certification forms; transcripts of shareholder accounts ; and information regarding the Direct Deposit of Dividends.
Other requests for information should be mailed to the address above for the Stock Transfer Agent and Registrar.

Financial Information for Fiscal Year 1999

Quarterly Reports

January-March          April 22, 1999
April-June             July 22,  1999
July-September       October 21, 1999
October-December     January 27, 2000
Annual Report              March 2000


These reports, news releases, proxy statements and other general information on Autoliv are published in English and Swedish and can be obtained without charge upon request from Autoliv at the addresses given above.
The filings with the Securities & Exchange Commission (SEC) of Autoliv's annual 10-K report and quarterly 10-Q reports can also be obtained from the company at the addresses stated above, but only in English.
All the documents are also available on Autoliv's home page on the Internet at http://www.autoliv.com.


Autoliv Inc, Box 70381, SE-107 24 Stockholm, Sweden
World Trade Center, Klarabergsviadukten 70, Section E
Tel: +46 (8) 587 206 00; Fax: +46 (8) 24 44 79
Web Site: www.autoliv.com